SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2009

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No     X

Portugal Telecom

Consolidated report

First nine months 2009

01 Financial review	4

02 Business performance	17

Domestic operations	17

International businesses	27

Consolidated financial statements	32

The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company”refer to Portugal Telecom and its subsidiaries or any of them as the context.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	2 / 55

Portugal Telecom

Portugal

Wireline	> Retail, large corporates’ voice and data, ISP and broadband services [PT Comunicações100%]
Euro 1,446 million (revenues)	> SMEs’ voice and data [PT Prime 100%]
Mobile	> TMN 100%
Euro 1,135 million (revenues)

Main international assets

			Revenues (Euromillion)
Vivo 29.71%	> Brazil	> Mobile	2,262
Unitel 25% (*)	> Angola	> Mobile	836
CTM 28%	> Macao	> Wireline, mobile, Internet and data	166
MTC 34% (*)	> Namibia	> Mobile	91
CVT 40% (*)	> Cape Verde	> Wireline, mobile, Internet and data	53
Timor Telecom 41.12%	> East Timor	> Wireline, mobile, Internet and data	25
CST 51% (*)	> São Tomé e Príncipe	> Wireline, mobile, Internet and data	9
UOL 29%	> Brazil	> ISP, contents and Internet	411

(*) These stakes are held by Africatel, which is controlled 75% by PT.

Support companies

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];

Backoffice and shared services [PT PRO 100%]; Procurement [PT Compras 100%];

Call centres and telemarketing services [PT Contact 100%]; Pension funds management [Previsão 82.05%]

Portugal Telecom | Consolidated Report | First nine months 2009	3 / 55

01 Financial review

Consolidated income statement

Consolidated income statement(1)						Euro million

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Operating revenues	1,741.9	1,783.4	(2.3%)	4,973.4	5,023.5	(1.0%)
Wireline(2)	481.1	482.6	(0.3%)	1,446.4	1,436.3	0.7%
Domestic mobile • TMN(2)	397.9	409.0	(2.7%)	1,135.0	1,182.0	(4.0%)
Brazilian mobile • Vivo(1)	819.9	854.0	(4.0%)	2,262.3	2,285.3	(1.0%)
Other and eliminations	43.1	37.8	14.0%	129.7	119.9	8.2%
Operating costs, excluding PRBs and D&A	1,085.1	1,108.4	(2.1%)	3,119.1	3,157.1	(1.2%)
Wages and salaries	169.0	152.4	10.9%	507.8	463.5	9.5%
Direct costs	291.8	288.7	1.1%	826.5	807.0	2.4%
Commercial costs	283.9	316.2	(10.2%)	808.2	894.9	(9.7%)
Other operating costs	340.4	351.1	(3.0%)	976.7	991.7	(1.5%)
EBITDA(3)	656.8	675.0	(2.7%)	1,854.2	1,866.4	(0.7%)
Post retirement benefits	22.4	10.9	106.3%	67.2	32.7	105.4%
Depreciation and amortisation	349.7	334.2	4.6%	1,018.0	943.8	7.9%
Income from operations(4)	284.7	329.9	(13.7%)	769.0	889.9	(13.6%)
Other expenses (income)	15.2	22.8	(33.5%)	32.8	102.2	(67.9%)
Curtailment costs, net	0.6	14.9	(96.0%)	4.1	92.9	(95.6%)
Net losses (gains) on disposal of fixed assets	0.1	0.8	(88.2%)	0.2	(12.4)	n.m.
Net other costs (gains)	14.5	7.1	104.2%	28.5	21.7	31.2%
Income before financial & income taxes	269.5	307.1	(12.2%)	736.3	787.7	(6.5%)
Financial expenses (income)	55.2	8.4	n.m.	109.6	81.4	34.6%
Net interest expenses	74.7	76.0	(1.7%)	219.5	191.6	14.6%
Equity in earnings of affiliates, net	(56.1)	(44.2)	26.9%	(158.3)	(118.7)	33.4%
Net other financial losses (gains)	36.6	(23.4)	n.m.	48.4	8.5	n.m.
Income before income taxes	214.3	298.7	(28.3%)	626.7	706.3	(11.3%)
Provision for income taxes	(64.3)	(87.3)	(26.4%)	(182.1)	(201.5)	(9.6%)
Income from continued operations	150.0	211.4	(29.1%)	444.5	504.8	(11.9%)
Losses (income) attributable to minority interests	(34.1)	(29.7)	14.8%	(72.6)	(71.3)	1.8%
Consolidated net income	115.9	181.7	(36.2%)	371.9	433.5	(14.2%)

(1) Considering a Euro/Real average exchange rate of 2.5616 in 9M08 and 2.8345 in 9M09. (2) Wireline and domestic mobile operating revenues include the impact of the decline in regulated mobile termination rates (MTRs). At TMN this impact amounted to Euro 57.3 million in 9M09 and Euro 17.1 million in 3Q09 (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

Consolidated operating revenues

In 9M09, consolidated operating revenues decreased by 1.0% y.o.y to Euro 4,973 million, as a result of the negative impact of the 41% decline in MTRs in the period from 30 June 2008 to 30 September 2009 at domestic operations and the negative impact of the Real devaluation, which more than offset the revenue growth in wireline and Vivo. Adjusting for the effects of the consolidation of Telemig, lower MTRs and using constant exchange rate, consolidated operating revenues would have increased by 3.4% y.o.y.

Portugal Telecom | Consolidated Report | First nine months 2009	4 / 55

01 Financial review

In 9M09, revenues from domestic operations (wireline and TMN) decreased by 1.4% y.o.y over the same period last year. The financial performance of the domestic operations was negatively impacted by lower MTRs. Excluding this adverse impact, revenues from the domestic operations would have increased by 0.8% y.o.y.

In 9M09, wireline operating revenues increased by 0.7% y.o.y, supported by the inflection of retail revenues, which posted a 1.2% increase y.o.y (Euro 727 million versus Euro 719 million), and 1.1% y.o.y in the 3Q09, as a result of the continued strong performance of triple-play (voice, data, video), and its positive impact in the improvement in the trend of fixed line disconnections, which fell to 14 thousand in 3Q09, the best performance since 4Q04.

Retail net additions reached 216 thousand in 9M09, driven by the success of PT’s triple-play offer (“Meo”) as well as decelerating fixed line disconnections. Retail RGU per access increased by 12.7% in 9M09 from 1.31 to 1.48. Fixed line disconnections fell to 80 thousand in 9M09 from 143 thousand in 9M08. At the same time, PT continued to gain broadband market share and saw a 19.6 % growth in ADSL retail customers in 9M09 compared to the same period of last year, to 812 thousand. Broadband retail net additions reached 103 thousand in 9M09 compared to 42 thousand in 9M08. PT’s Meo offer continues to see strong demand in the market. Pay-TV net additions reached 193 thousand in 9M09 and total pay-TV customers stood at 505 thousand, equivalent to 62.2% penetration of the ADSL retail customer base.

In 9M09, TMN’s operating revenues decreased by 4.0% y.o.y (Euro 1,135 million versus Euro1,182 million) due to the negative impact of lower MTRs (Euro 57 million), which more than offset the continued growth in customer revenues (+1.6% y.o.y in 9M09). Non-SMS data revenues continued to be an important source of growth, on the back of increasing penetration of smartphones and continued growth in wireless data cards. Excluding the impact of lower MTRs, TMN’s operating revenues would have increased by 0.9% y.o.y in 9M09. In 3Q09, TMN’s operating revenues decreased by 2.7% y.o.y (Euro 398 million versus Euro 409 million) due to the negative impact of lower MTRs (Euro 17 million). Excluding this adverse impact, service revenues would have been flat and operating revenues would have increased by 1.4% y.o.y. In 3Q09, customer revenues grew by 1.1% y.o.y.

With a 15.5% y.o.y. increase in the number of customers, Vivo’s 9M09 operating revenues increased by 9.5% y.o.y in Reais but decreased by 1.0% y.o.y. on translation into Euros. Excluding the consolidation of Telemig and using constant exchange rate, Vivo’s operating revenues would have increased by 5.9% y.o.y, with service revenues growing by 8.7% y.o.y. In 3Q09, Vivo’s operating revenues increased by 2.7% y.o.y (R$ 4,397 million versus R$ 4,281 million) and service revenues increased by 7.2% y.o.y.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	5 / 55

01 Financial review

Other revenues, including intra-group eliminations, increased by 8.2% y.o.y in 9M09, mainly due to the improved revenue performance of PT’s call centre business in Brazil, MTC in Namibia and Timor Telecom, which more than offset the loss of fees resulting from the termination of the management contract with Vivo in August 2008.

Revenues by region						Euro million

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Domestic operations (1)	841.3	852.7	(1.3%)	2,474.2	2,510.3	(1.4%)
Brazil (2)	845.6	874.6	(3.3%)	2,334.8	2,344.6	(0.4%)
Other and eliminations (3)	55.0	56.1	(1.9%)	164.4	168.7	(2.5%)
Total operating revenues	1,741.9	1,783.4	(2.3%)	4,973.4	5,023.5	(1.0%)

(1) Domestic operations include the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro and PT Contact. (2) Considering a Euro/Real average exchange rate of 2.5616 in 9M08 and 2.8345 in 9M09. Includes mainly Vivo and Dedic. (3) Includes fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

The contribution from fully and proportionally consolidated international assets to operating revenues is now above 50% and Brazil accounted for 46.9% of consolidated operating revenues.

Consolidated operating costs, excluding PRBs and depreciation and amortization

Consolidated operating costs excluding post retirement benefits (PRBs) and depreciation and amortization (D&A), decreased by 1.2% y.o.y to Euro 3,119 million in 9M09, as compared to Euro 3,157 million in the same period of last year, primarily explained by lower contributions (1) from Vivo (Euro 99 million), reflecting the impact of the depreciation of the Real (Euro 163 million) partially offset by the  impact of the consolidation of Telemig (Euro 57 million), and (2) from TMN, mainly due to the reduction in MTRs. These effects were partially offset by an increase in the wireline business (Euro 82 million) due to increased commercial activity, in line with the roll-out of its pay-TV service which led to higher programming costs. Adjusting for the effects of the consolidation of Telemig (Euro 57 million) and lower MTRs and using a constant exchange rate (Euro 169 million), operating costs would have increased by 3.7% y.o.y.

Wages and salaries increased by 9.5% y.o.y in 9M09 to Euro 508 million, primarily explained by higher contributions from Vivo and from our call centre operation in Brazil. Wages and salaries accounted for 10.2% of consolidated operating revenues.

Direct costs increased by 2.4% y.o.y to Euro 827 million in 9M09 and accounted for 16.6% of consolidated operating revenues. This growth is primarily explained by higher contributions from: (1) the wireline business (Euro 23 million), with the increase in programming costs (Euro 43 million) related to the pay-TV service being partially offset by the impact of the decline in MTRs; and (2) Vivo (Euro 14 million), reflecting increases in interconnection costs and lease costs 3G related and also the impact of the consolidation of Telemig (Euro 19 million), which more than offset the effect of the depreciation of the Real (Euro 45 million). These effects were

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	6 / 55

01 Financial review

partially offset by a reduction in direct costs from our domestic mobile business (Euro 20 million), primarily explained by the decrease in MTRs (Euro 29 million).

Commercial costs decreased by 9.7% y.o.y. to Euro 808 million in 9M09 and accounted for 16.2% of consolidated operating revenues. The decreases at TMN (Euro 22 million) and Vivo (Euro 73 million) are primarily explained by lower equipment sales, while Vivo’s commercial costs were also impacted by the net effects of the depreciation of the Real (Euro 54 million) and consolidation of Telemig (Euro 15 million).

Other operating costs, which mainly include support services, supplies and external services, indirect taxes and provisions and adjustments, decreased by 1.5% y.o.y to Euro 977 million in 9M09. Adjusting for the effect of the consolidation of Telemig (Euro 16 million) and on a constant currency basis (Euro 51 million), other operating costs would have increased by 2.0% y.o.y in 9M09 to Euro 1,012 million, primarily explained by a higher contribution from the wireline business, due to increased commercial activity and higher support services related to the strong take up of the pay-TV service. Regarding Vivo and also adjusting for the effect of the consolidation of Telemig and on a constant currency basis, other operating costs remained broadly stable, with the reduction in adjustments for trade receivables and the impact of the termination of the management fee contract with Vivo in August 2008 being offset by increases in electricity, commercial support and billing expenses, primarily explained by increased commercial activity and the take-up of the GSM and 3G services.

EBITDA

EBITDA decreased by 0.7% y.o.y in 9M09, to Euro 1,854 million, equivalent to a margin of 37.3%. Excluding the effects of the consolidation of Telemig and lower MTRs and using constant exchange rate, consolidated EBITDA would have increased by 3.0% y.o.y. EBITDA performance in the period was supported by growth at Vivo and other international assets, which was largely offset by the decrease in the domestic businesses, as a result of lower MTRs, the roll-out of triple-play and wireless broadband and the termination of Vivo’s management fee contract.

Wireline EBITDA amounted to Euro 604 million in 9M09, equivalent to a 41.8% margin. EBITDA margin continued to be impacted primarily by higher programming, customer care and support service costs in connection with the roll-out of the pay-TV service. In 9M09, wages and salaries in the wireline segment increased by 2.6% y.o.y as a result of the decision to halt the redundancy programme and focus on insourcing. As a result of the halting of the redundancy  programme, the projected benefit obligations related to salaries payable to pre-retired and suspended employees were reduced by Euro 90 million  and the corresponding cash outflow was Euro 9 million lower in the period.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	7 / 55

01 Financial review

In 9M09, TMN’s EBITDA decreased by 2.0% y.o.y to Euro 507 million as a result of the decrease in MTRs. Excluding the negative impact of Euro 28 million due to lower MTRs, TMN’s EBITDA would have increased by 3.5% y.o.y in 9M09. EBITDA margin stood at 44.7%, an increase of 0.9pp compared to 9M08 as a result of continued growth in customer  revenues and strict cost discipline.

In 9M09, Vivo’s EBITDA increased by 12.6% y.o.y, underpinned namely by customer growth. Excluding the consolidation of Telemig and using constant exchange rate, Vivo’s EBITDA would have increased by 21.1% y.o.y. Vivo’s EBITDA margin reached 30.0% in 9M09, an improvement of 3.6pp versus 9M08.

Other EBITDA decreased by 8.0% y.o.y to Euro 64 million in 9M09, mainly as a result of the loss of fees due to the termination of Vivo’s management contract as from August 2008, notwithstanding the improved performance of MTC, in Namibia, and Timor Telecom.

EBITDA by business segment (1) (2)						Euro million

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Wireline	195.7	217.1	(9.9%)	604.4	676.9	(10.7%)
Domestic mobile • TMN	175.9	180.2	(2.4%)	507.4	517.6	(2.0%)
Brazilian mobile • Vivo (1)	260.4	255.2	2.0%	678.6	602.6	12.6%
Other and eliminations	24.7	22.4	10.5%	63.9	69.4	(8.0%)
EBITDA (2)	656.8	675.0	(2.7%)	1,854.2	1,866.4	(0.7%)
EBITDA margin (%)	37.7	37.8	(0.1pp)	37.3	37.2	0.1pp
Domestic operations (3)	370.0	395.7	(6.5%)	1,107.0	1,189.5	(6.9%)
Brazil (1)(4)	266.0	258.9	2.7%	688.6	613.7	12.2%
Other (5)	20.7	20.4	1.8%	58.6	63.3	(7.4%)

(1) Considering a Euro/Real average exchange rate of 2.5616 in 9M08 and 2.8345 in 9M09. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.  (3) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro and PT Contact. (4) Includes mainly Vivo and Dedic. (5) Includes only fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

Fully and proportionally consolidated international assets contributed to 42.9% of PT’s consolidated EBITDA in 9M09. Brazilian businesses accounted for 37.1% of EBITDA in 9M09. Fully consolidated African businesses accounted for 4.7% of EBITDA in 9M09.

Net income

Post retirement benefit costs amounted to Euro 67 million in 9M09, compared to Euro 33 million in 9M08, primarily as a result of lower expected return on assets (Euro 30 million), following the decline in the values of the assets under management in 2008.

Depreciation and amortisation costs increased by 7.9% y.o.y to Euro 1,018 million, reflecting higher contributions from: (1) Vivo, which accounted for approximately 70% of the increase in D&A, as a result of the inclusion of the impact of the consolidation of Telemig, the amortisation of 3G licenses, and higher depreciation rates for the CDMA network following the GSM network rollout, and (2) wireline in Portugal,

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	8 / 55

01 Financial review

resulting from the investments in the rollout of pay-TV service, and also from the revaluation of ducts and certain real estate assets undertaken during 2008.

Curtailment costs amounted to Euro 4 million in 9M09, as compared to Euro 93 million in the same period of last year, due to the halting of the redundancy programme.

Net losses on disposal of fixed assets amounted to Euro 0.2 million in 9M09, as compared to net gains of Euro 12 million in the same period of last year. Gains recorded in 9M08 were related to real estate disposals, which generated a cash inflow of Euro 14 million in the period.

Net interest expenses increased to Euro 219 million in 9M09, equivalent to an increase of 14.6% y.o.y, of which: (1) Euro 24 million was due to the increase in PT’s average net debt in the period, post completion of the share buyback programme undertaken in 2008 and the acquisitions of Telemig and 3G licences in Brazil, and (2) Euro 3 million was due to the increase in PT’s average cost of debt due to higher average cost of debt in Brazil. In 9M09, consolidated average cost of debt was 4.9%. Excluding Brazil, the average cost of debt was 4.1% versus 4.3% in 9M08.

Equity in earnings of affiliates includes primarily PT’s share in the earnings of Unitel, CTM, Médi Télécom and UOL, and amounted to Euro 158 million in 9M09, compared to Euro 119 million in 9M08, up by 33.4% y.o.y. In 9M08, equity in earnings of affiliates included a Euro 9 million gain related to the disposal of PT’s interest in Banco Best.

On 1 September 2009, PT entered into a definitive agreement, with the local shareholders, for the sale of its 32.18% equity stake in Médi Télécom together with its outstanding shareholder loans. This sale is conditional upon the approval of Agence Nationale de Règlementation des Télécommunications (ANRT), the Moroccan telecommunications regulator. The total proceeds of the sale will be Euro 400 million, of which Euro 20 million was received in cash during 3Q09.

Net other financial losses, which include foreign currency losses, net gains on financial assets and other financial expenses, amounted to Euro 48 million in 9M09, compared to Euro 9 million in 9M08. Net foreign currency losses amounted to Euro 4 million in 9M09, compared to Euro 5 million in 9M08, and were mainly related to the impact of the depreciation of the US Dollar against the Euro on net assets denominated in US Dollars. Net gains on financial assets amounted to Euro 7 million in 9M09, due to the change in the fair value of free-standing cross-currency derivative instruments, primarily explained by the appreciation of the US Dollar against the Euro until April 2009, when these derivatives were settled. In 9M08, net gains on financial assets amounted to Euro 18 million and included primarily: (1) the change in fair value of free-standing cross currency derivatives, which resulted in a gain of Euro 8 million, primarily related to the appreciation of the US Dollar against the Euro and the Real, and (2) the gain obtained from the disposal of a 3% stake in Africatel in

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	9 / 55

01 Financial review

3Q08 amounting to Euro 9 million. Other financial expenses, which include banking services, financial discounts and other financing costs, increased to Euro 51 million in 9M09, compared to Euro 22 million in 9M08. The increase in 9M09 is largely related to a debt restructuring in 2009 in connection with acquisition of 3G licenses in Brazil, and early repayment of certain loans.

Provision for income taxes decreased from Euro 202 million in 9M08 to Euro 182 million in 9M09 corresponding to an effective tax rate of 28.5% in 9M08 and 29.1% in 9M09.

Income attributable to minority interests increased to Euro 73 million in 9M09 from Euro 71 million in 9M08. The growth in this caption is primarily attributable to the increase in minority interests from Vivo, which amounted to Euro 29 million in 9M09 compared to Euro 28 million in 9M08, and Timor Telecom which amounted to Euro 5 million in 9M09 compared to Euro 3 million in 9M08.

Net income decreased by 14.2% y.o.y in 9M09 to Euro 372 million, compared to Euro 434 million in 9M08 due to higher post retirement benefit, depreciation and amortisation and interest costs. In 9M08, net income included Euro 33 million of extraordinary gains, namely Euro 15 million related to real estate disposals, Euro 9 million related to the disposal of a 3% stake in Africatel and Euro 9 million related to the disposal of PT’s interest in Banco Best.

Earnings per Share

In 9M09 diluted earnings per share decreased by 8.3% y.o.y to Euro 42 cents from Euro 46 cents in 9M08. The average number of shares outstanding decreased by 6.1% to 876 million in 9M09, whilst the diluted average number of shares outstanding over the same period declined by 5.7% to 941 million. At the end of September 2009, the number of shares outstanding, in the statement of financial position, was 876 million.

Earnings per share	Million (shares outstanding); Euro (per share data)

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Average number of shares oustanding
Basic (1)	875.9	890.4	(1.6%)	875.9	932.3	(6.1%)
Diluted (2)	940.5	955.1	(1.5%)	940.5	997.0	(5.7%)
Earnings per share
Basic	0.13	0.20	(33.3%)	0.42	0.47	(8.7%)
Diluted (3)	0.13	0.19	(32.0%)	0.42	0.46	(8.3%)

(1)Adjusted for the 20.6 million own shares held through equity swaps. (2) Diluted shares are calculated assuming the full exercise of convertible bonds. (3) Diluted earnings are computed adjusting for the costs of convertible bonds.

Capex

Capex increased by 17.7% y.o.y  (+Euro 122 million) in 9M09 to Euro 813 million, equivalent to 16.3% of revenues, as a result of growth in wireline, which more than offset capex reduction at TMN and Vivo.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	10 / 55

01 Financial review

Wireline capex increased from Euro 227 million in 9M08 to Euro 358 million in 9M09, primarily as a result of the FTTH rollout, which allows for increased bandwidth for both residential and corporate customers, and investment in IPTV services.

TMN’s capex decreased by 16.6% y.o.y to Euro 106 million in 9M09. The decrease in TMN’s capex is  explained by the investments in the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, carried out in 2008, which resulted in improved quality of mobile voice and data services in Portugal. As a result, in a recent study undertaken by the Portuguese telecoms regulator, TMN was considered as having the most reliable and stable network performance in Portugal.

Capex at Vivo has remained broadly flat at Euro 293 million in 9M09. Excluding the consolidation of Telemig (Euro 7 million) and the depreciation of the Real against the Euro (Euro 30 million), capex at Vivo would have increased by 7.3% y.o.y. Capex at Vivo was primarily towards: (1) increasing network capacity to support the accelerated growth experienced by Vivo, namely in GSM / EDGE; (2) expanding coverage of the WCDMA / HSUPA network; (3) continued expansion of coverage in the Northeast states following the launch of the service in October 2008, and (4) continued improvement in network quality to comply with the  requirements set forth by the local regulator.

In 9M09, other capex increased to Euro 56 million, compared to Euro 42 million in 9M08,  as a result of investments in Africa, namely MTC and CVT, and in the call centre business in Brazil.

Capex by business segment (1)			Euro million

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Wireline	130.7	101.4	28.9%	358.0	227.1	57.6%
Domestic mobile • TMN (2)	48.1	47.1	2.1%	106.1	127.3	(16.6%)
Brazilian mobile • Vivo (1)(3)	101.4	165.9	(38.9%)	292.7	294.1	(0.5%)
Other	26.7	17.9	49.2%	56.0	42.3	32.6%
Total capex	307.0	332.4	(7.6%)	812.8	690.8	17.7%
Capex as % of revenues (%)	17.6	18.6	(1.0pp)	16.3	13.8	2.6pp

(1) Considering a Euro/Real average exchange rate of 2.5616 in 9M08 and 2.8345 in 9M09. (2) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 9M09). (3) Excludes the acquisition of 3G licences in Brazil (Euro 227 million in 2Q08).

Cash flow

Operating cash flow decreased to Euro 810 million in 9M09, compared to Euro 1,031 million in 9M08,  due to the reduction in EBITDA minus Capex, as a result of the 17.7% increase in capex, and increased investment in working capital. The increase in working capital investments (+Euro 70 million) is mainly explained by: (1) one-off cash receipts from Zon in 9M08; (2) reimbursements from the Portuguese State in 9M08 in connection with discounts on services rendered to retirees; (3) higher management fees received from Vivo

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	11 / 55

01 Financial review

in 9M08, and (4) a higher level of capex in 4Q08, in domestic businesses and Vivo, leading to increased payments to fixed asset suppliers in 1Q09.

Free cash flow amounted to Euro 263 million in 9M09, which compares to minus Euro 35 million in 9M08. This improved performance is explained by the investment in the acquisition of Telemig in 9M08 (Euro 517 million) and the decrease of Euro 88 million in income taxes paid . These effects more than offset: (1) the Euro 222 million reduction in operating cash flow described above, and (2) the increase in interest paid amounting to Euro 52 million, due to higher average net debt and an increase in the average cost of debt in Brazil.

Free cash flow				Euro million

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
EBITDA minus Capex	349.8	342.6	2.1%	1,041.4	1,175.6	(11.4%)
Non-cash items	21.4	24.7	(13.2%)	71.3	88.5	(19.5%)
Change in working capital	(37.3)	(53.0)	(29.6%)	(303.1)	(233.0)	30.1%
Operating cash flow	333.9	314.2	6.3%	809.5	1,031.2	(21.5%)
Acquisition of Telemig	0.0	(190.2)	n.m.	0.0	(517.0)	n.m.
Interest	(84.4)	(54.7)	54.2%	(309.5)	(257.1)	20.4%
Contributions and payments related to PRBs	(56.1)	(38.4)	46.2%	(142.6)	(139.2)	2.5%
Income taxes (1)	(71.4)	(93.7)	(23.8%)	(99.3)	(187.4)	(47.0%)
Dividends received	10.4	10.0	3.9%	18.4	19.1	(3.6%)
Other cash movements (2)	(4.4)	10.6	n.m.	(13.7)	15.0	n.m.
Free cash flow	128.0	(42.1)	n.m.	262.8	(35.4)	n.m.

(1) In 9M08, PT paid Euro 64 million in Portugal regarding the last instalment of income taxes related to 2007. In 9M09, PT received Euro 11 million in Portugal, which resulted from payments on account made during 2008 higher than the tax payable. (2) In 3Q09, this caption included Euro 20 million related to the disposal of the investment in Médi Télécom, while in 3Q08 included Euro 13 million related to the disposal of a 3% stake in Africatel. In 9M08, this caption also included Euro 16 million related to the disposal of the investment in Banco Best and Euro 14 million of cash proceeds from real estate asset disposals.

Consolidated net debt

Consolidated net debt amounted to Euro 6,085 million as at 30 September 2009, compared to Euro 5,571 million as at 31 December 2008, an increase of Euro 514 million mainly due to the dividends paid by PT, amounting to Euro 504 million, and the appreciation of the Brazilian Real against the Euro, which resulted in an increase in net debt of Euro 170 million, thus offsetting the free cash flow generated in the period.

As at 30 September 2009, total consolidated gross debt amounted to Euro 7,539 million, of which 84.3% was medium/long-term and 62.5% was set at fixed rates. As at 30 September 2009, 87.2% of total debt was denominated in Euros and 12.8% in Brazilian Reais. Vivo’s debt is either Real-denominated or has been hedged into Reais. In April 2009, PT repaid Euro 880 million of an existing bond. During 9M09, PT issued Euro 1,700 million, which includes a 4-year bond amounting to Euro 1 billion, a tap of the 2012 Euro Bond, new bilateral lines and private placements.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	12 / 55

01 Financial review

Change in net debt			Euro million

	3Q09	3Q08	9M09	9M08
Net debt (initial balance)	6,156.2	5,800.0	5,571.3	4,381.8
Less: free cash flow	128.0	(42.1)	262.8	(35.4)
Translation effect on foreign currency debt	41.7	(105.7)	169.9	(57.4)
Settlement of currency forwards derivatives (1)	0.0	0.0	37.6	0.0
Dividends paid by PT	0.0	0.0	503.6	533.2
Acquisition of own shares (2)	0.0	179.2	0.0	910.3
Impact of Telemig consolidation	0.0	0.0	0.0	(128.9)
Acquisition of 3G licenses by Vivo	0.0	0.0	0.0	227.2
Commitments under the terms of the UMTS license	0.0	0.0	11.5	0.0
Other (3)	15.0	7.9	53.8	21.8
Net debt (final balance)	6,084.9	5,923.4	6,084.9	5,923.4
Change in net debt	(71.3)	123.5	513.6	1,541.6
Change in net debt (%)	(1.2%)	2.1%	9.2%	35.2%

(1) PT settled an Euro-Dollar derivative in 7 April, which resulted in a payment of Euro 38 million. As such, PT no longer holds any free standing foreign exchange derivatives on its domestic businesses. (2) In 9M08, PT contracted equity swaps over 114.7 million own shares under the share buyback programme concluded in December 2008. (3) In 9M09, this caption includes mainly Euro 58 million related to dividends paid by PT’s fully consolidated subsidiaries to minority shareholders (Euro 12 million in 9M08), net of Euro 13 million related to the cash contribution of minority shareholders to a share capital increase at Vivo Participações.

The amount of cash available in the domestic operations plus the undrawn amount of committed commercial paper lines and standby facilities totalled Euro 1,891 million at the end of September 2009, of which Euro 815 million was undrawn committed commercial paper and standby facilities. Additionally, in November 2009, PT issued a Euro 750 million Eurobond with a maturity of 10 years and a spread of 145bp over the mid swaps of similar maturity, equivalent to an annual coupon of 5.0%, thus increasing its liquidity position and the average maturity of its debt.

PT’s average cost of debt was 4.9% in 9M09, with a maturity of 5.1 years as at 30 September 2009. Excluding Brazil, PT’s average cost of debt was 4.1% in 9M09, with a maturity of 5.2 years as at 30 September 2009. In 9M09, the net debt to EBITDA ratio was 2.5x (2.4x in 9M08) and EBITDA cover stood at 8.4x. Adjusting for the bond issued in November 2009, average maturity increased to 6.1 years and to 6.4 years, excluding Brazil.

Post retirement benefits

As at 30 September 2009, the projected post retirement benefits obligations (PBO) related to pensions and healthcare amounted to Euro 3,039 million and the market value of assets under management amounted to Euro 2,268 million. In addition, also as at 30 September 2009 PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 817 million, which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, gross unfunded total obligations amounted to Euro 1,588 million, while after-tax unfunded obligations amounted to Euro 1,167 million. PT’s post retirement benefits plans for pensions and healthcare are closed to new participants. PT kept the actuarial assumptions used in December 2008 unchanged in order to compute the PT’s post retirement obligations in September 2009.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	13 / 55

01 Financial review

Post retirement benefits obligations		Euro million

	30 September 2009	31 December 2008
Pensions obligations	2,610.7	2,607.5
Healthcare obligations	428.2	426.3
PBO of pension and healthcare obligations	3,038.9	3,033.8
Market value of funds (1)	(2,268.4)	(2,131.6)
Unfunded pensions and healthcare obligations	770.5	902.1
Salaries to suspended and pre-retired employees	817.4	907.7
Total gross unfunded obligation	1,587.8	1,809.9
After-tax unfunded obligations	1,167.0	1,330.2
Unrecognised prior years service gains	24.0	25.4
Accrued post retirement benefits	1,611.8	1,835.3

(1) The change in the market value of funds resulted from the positive performance of assets under management of Euro 251 million (equivalent to 12.23% in 9M09) and the contributions made by beneficiaries and by PT totalling Euro 13 million, which were partially offset by the payment of pensions and supplements of Euro 117 million and healthcare benefits of Euro 10 million

Total gross unfunded obligations decreased by Euro 222 million to Euro 1,588 million as at 30 September 2009, as a result of lower liabilities related to salaries payable to suspended and pre-retired employees and lower liabilities in the form of pension and healthcare benefits, as the positive performance of assets under management (12.2% in 9M09) more than offset the time value effect on the unfunded balance. The decrease in the liability relating to salaries to suspended and pre-retired employees stem from the halting of the redundancy programme. As at 6 November 2009, PT made an extraordinary contribution of Euro 33 million to the pension fund, through the transfer of certain real estate assets.

Change in gross unfunded obligations		Euro million

	9M09	9M08
Gross unfunded obligations (initial balance)	1,809.9	1,304.0
Post retirement benefits costs (PRB)	68.6	34.2
Curtailment cost	4.1	92.9
Contributions and payments (1)	(142.6)	(139.2)
Net actuarial (gains) losses (2)	(152.1)	175.8
Gross unfunded obligations (final balance)	1,587.8	1,467.7
After-tax unfunded obligations	1,167.0	1,078.7

(1) In 9M09, this caption includes: (i) payments of salaries to pre-retired and suspended employees amounting to Euro 127.5 million; (ii) termination payments amounting to Euro 2.4 million; (iii) net payment of healthcare expenses made by PT amounting to Euro 7.3 million, and (iv) contributions to the pension funds of Euro 5.4 million. (2) In 9M09, this caption relates to the difference between the actual return on assets (Euro 250.8 million, or 12.2% in 9M09) and the expected return on assets (6% on an annual basis).

Post retirement benefits costs		Euro million

	9M09	9M08
Service cost	5.1	7.8
Interest cost	162.2	155.4
Expected return on assets (1)	(98.7)	(129.0)
Sub-total	68.6	34.2
Amortisation of prior year service gains	(1.4)	(1.5)
Post retirement benefits costs	67.2	32.7

(1) The decrease in the expected return on assets is explained by the devaluation of plan assets occurred in 2008.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	14 / 55

01 Financial review

Equity (excluding minority interests)

Equity excluding minority interests amounted to Euro 905 million as at 30 September 2009. The increase of Euro 673 million in 9M09 is explained by: (1) the net income generated in the period of Euro 372 million; (2) actuarial gains, net of taxes, related to post retirement benefits amounting to Euro 112 million, and (3) positive currency translation adjustments amounting to Euro 577 million, mainly related to the appreciation of the Real against the Euro. These effects more than offset the dividends paid by PT to shareholders amounting to Euro 504 million.

Change in shareholders’ equity (excluding minority interests)	Euro million

9M09
Equity before minority interests (initial balance)	232.0
Net income	371.9
Currency translation adjustments	576.5
Dividends (1)	(503.6)
Net actuarial gains (losses), net of taxes	111.8
Other (2)	116.0
Equity before minority interests (final balance)	904.7
Change in equity before minority interests	672.7
Change in equity before minority interests (%)	289.9%

(1) Dividends paid on 24 April 2009. (2) Includes Euro 104 million related to the equity gain obtained in relation to the exchange of Vivo shares for Telemig shares as part of the corporate restructuring undertaken by Vivo in 3Q09.

Distributable reserves _ Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the Company prepared in accordance with Portuguese GAAP. Distributable reserves decreased by Euro 190 million to Euro 578 million as at 30 September 2009, as the Portuguese GAAP Euro 269 million net income generated in 9M09 was more than offset by the dividends paid by PT amounting to Euro 504 million.

Change in distributable reserves	Euro million

9M09
Distributable reserves (initial balance)	768.0
Dividends attributed	(503.6)
Net income under Portuguese GAAP (1)	269.3
Other (2)	44.7
Distributable reserves (final balance)	578.3
Change in distributable reserves in the period	(189.7)
Change in distributable reserves in the period (%)	(24.7%)

(1) The  main differences between net income under Portuguese GAAP and IFRS are related to the recognition of post retirement benefits, the goodwill amortisation and the recognition of fair value of financial instruments and derivatives. (2) This caption includes a gain of Euro 50.9 million related to a corporate restructuring of certain subsidiaries.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	15 / 55

01 Financial review

Consolidated statement of financial position

Consolidated statement of financial position		Euro million

	30 September 2009	31 December 2008
Cash and equivalents	1,454.0	1,124.6
Accounts receivable, net	1,631.2	1,393.7
Inventories, net	311.8	297.4
Financial investments	677.7	634.3
Intangible assets, net	3,979.9	3,463.0
Tangible assets, net	4,770.3	4,637.8
Accrued post retirement asset	1.8	1.6
Other assets	893.8	973.1
Deferred tax assets and prepaid expenses	1,227.2	1,188.8
Total assets	14,947.7	13,714.4
Accounts payable	1,251.9	1,373.6
Gross debt	7,538.8	6,695.9
Accrued post retirement liability	1,613.6	1,836.9
Other liabilities	1,692.1	1,777.4
Deferred tax liabilities and deferred income	868.5	834.5
Total liabilities	12,965.0	12,518.2
Equity before minority interests	904.7	232.0
Minority interests	1,078.0	964.2
Total shareholders’ equity	1,982.7	1,196.2
Total liabilities and shareholders’ equity	14,947.7	13,714.4

As at 30 September 2009, the net exposure (assets minus liabilities) to Brazil amounted to Euro 2,982 million. The assets denominated in Brazilian Reais in the consolidated statement of financial position, as at 30 September 2009, amounted to Euro 6,245 million, equivalent to 41.8% of total assets.

The increase in total assets in 9M09 is mainly due to the impact of the appreciation of the Real against the Euro, whilst the increase in total liabilities is primarily explained by the increase in gross debt resulting mainly from the dividend (Euro 504 million) attributed to shareholders following the AGM of 27 March  2009 and paid on 24 April 2009, and also the impact of the appreciation of the Real against the Euro, with these effects being partially offset by the reduction in the accrued post retirement liability, as explained below .

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	16 / 55

02 Business performance

Domestic Operations

Revenues from domestic operations, which include wireline and TMN, decreased by 1.4% y.o.y in 9M09 as a result of the severe decline in MTRs, notwithstanding the solid performance of: (1) wireline retail revenues, which increased by 1.2% y.o.y, and (2) TMN customer revenues, which increased by 1.6% y.o.y.

In 9M09, revenue performance of the domestic operations was negatively impacted by lower MTRs in the amount of Euro 57.4 million. Excluding this adverse impact, revenues from the domestic operations would have increased by 0.8%.

Domestic operations income statement (1)						Euro million

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Operating revenues	841.3	852.7	(1.3%)	2,474.2	2,510.3	(1.4%)
Wireline	481.1	482.6	(0.3%)	1,446.4	1,436.3	0.7%
Domestic mobile • TMN	397.9	409.0	(2.7%)	1,135.0	1,182.0	(4.0%)
Other and eliminations	(37.6)	(38.9)	(3.3%)	(107.2)	(108.0)	(0.7%)
EBITDA (2)	370.0	395.7	(6.5%)	1,107.0	1,189.5	(6.9%)
Post retirement benefits	22.4	10.9	106.3%	67.2	32.7	105.4%
Depreciation and amortisation	157.4	149.7	5.1%	462.0	443.2	4.2%
Income from operations (3)	190.2	235.1	(19.1%)	577.7	713.6	(19.0%)
EBITDA margin	44.0%	46.4%	(2.4pp)	44.7%	47.4%	(2.6pp)
Capex (4)	181.6	151.1	20.2%	471.2	360.9	30.6%
Capex as % of revenues	21.6%	17.7%	3.9pp	19.0%	14.4%	4.7pp
EBITDA minus Capex	188.5	244.6	(22.9%)	635.8	828.6	(23.3%)

(1) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro and PT Contact. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1H09).

Wireline revenues increased by 0.7% y.o.y in 9M09, impacted by a marked decrease in equipment sales in 9M09 (-21.7% y.o.y) and lower MTRs. Excluding the negative effect of MTRs, operating revenues would have increased by 1.8%. The improvement in retail revenues, which were up by 1.2% y.o.y, is explained by the robust take-up of pay-TV and post paid broadband and by decelerating line loss. Retail revenue generating units (RGUs) increased by 216 thousand in 9M09. The continued success of pay-TV is underpinning the performance of the wireline segment even though it was only launched on a nationwide basis in April 2008 and is yet to reach critical mass.

Excluding lower MTRs, TMN’s operating revenues would have increased by 0.9% y.o.y in 9M09. Customer revenues increased by 1.6% y.o.y to Euro 878 million on the back of post paid customer growth and data usage. It is worth highlight that the 3Q09 marks the eleventh consecutive quarter of growth in customer

PORTUGAL TELECOM | Consolidated Report | First Half 2009	17 / 55

02 Business performance

revenues at TMN despite a backdrop of a challenging economic environment. Non-SMS data revenues continued to be an important driver of growth, due to the increasing popularity and penetration of smartphones and wireless data cards.

EBITDA declined by 6.9% y.o.y in 9M09 to Euro 1,107 million, equivalent to a margin of 44.7%. This performance was achieved against a backdrop of: (1) strong growth pay-TV, which resulted in higher programming and commercial costs; (2) increased customer care and support costs, due to the growth in pay-TV and wireless broadband; (3) lower MTRs, and (4) the halting of the redundancy programme in favour of insourcing to reduce cash costs.

Wireline

In 9M09 retail net additions reached 216 thousand, as a result of the significant growth of the pay-TV service, which accounted for 193 thousand net additions, bringing total pay-TV customers to 505 thousand. Underpinned by pay-TV bundles, ADSL net additions in the nine months reached 103 thousand, with post paid net additions of 111 thousand, while traffic generating lines declined by 48 thousand. In nine months, net disconnections of voice lines were 80 thousand, despite being negatively affected by the 31 thousand net disconnections of carrier pre-selection lines. This performance marks a clear improvement in relation to the same period last year, which saw 143 thousand net disconnections, thus consolidating the improvement of the secular trend as a result of the continued success of the triple-play and double-play Meo offer. Pay-TV customers already represent 19.3% of traffic-generating lines and 62.2% of the ADSL customer base, a solid performance considering that the TV service was launched, on a nationwide basis, in April 2008.

The number of retail RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continued to increase with the rollout of the pay-TV offer and stood at 1.48 in 9M09, as compared to 1.31 in 9M08.

In 9M09, ARPU increased by 1.6% y.o.y to Euro 30.0, as a result of higher penetration of both TV and ADSL and despite a lower contribution from voice revenues.

Competitors’ accesses, which include wholesale accesses and carrier pre-selection, fell by 51 thousand in 9M09, reflecting a decrease in carrier pre-selection (-31 thousand), unbundled local loop lines (-9 thousand), and wholesale line rental (-13 thousand).

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	18 / 55

02 Business performance

Wireline operating data

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Main accesses (‘000)	4,494	4,223	6.4%	4,494	4,223	6.4%
Retail accesses	4,080	3,764	8.4%	4,080	3,764	8.4%
PSTN/ISDN	2,763	2,873	(3.8%)	2,763	2,873	(3.8%)
Traffic-generating lines	2,620	2,689	(2.6%)	2,620	2,689	(2.6%)
Carrier pre-selection	143	184	(22.3%)	143	184	(22.3%)
ADSL retail	812	679	19.6%	812	679	19.6%
TV customers	505	211	138.9%	505	211	138.9%
Wholesale accesses	413	459	(9.9%)	413	459	(9.9%)
Unbundled local loops	297	318	(6.8%)	297	318	(6.8%)
Wholesale line rental	62	86	(27.3%)	62	86	(27.3%)
ADSL wholesale	54	55	(0.6%)	54	55	(0.6%)
Net additions (‘000)	68	72	(6.6%)	196	57	244.6%
Retail accesses	79	91	(12.4%)	216	91	138.6%
PSTN/ISDN	(14)	(32)	(56.0%)	(80)	(143)	(44.1%)
Traffic-generating lines	(5)	(23)	(79.0%)	(48)	(89)	(45.7%)
Carrier pre-selection	(9)	(10)	(2.4%)	(31)	(53)	(41.5%)
ADSL retail	32	28	13.0%	103	42	142.1%
TV customers	62	95	(34.7%)	193	191	1.3%
Wholesale accesses	(12)	(18)	(35.3%)	(20)	(34)	(39.7%)
Unbundled local loops	(12)	4	n.m.	(9)	27	n.m.
Wholesale line rental	(3)	(21)	(84.6%)	(13)	(54)	(75.6%)
ADSL wholesale	3	(2)	n.m.	2	(7)	n.m.
Retail RGU per access (1)	1.48	1.31	12.7%	1.48	1.31	12.7%
ARPU (Euro)	30.1	29.5	2.1%	30.0	29.5	1.6%
Total traffic (million minutes)	2,780	2,899	(4.1%)	8,399	8,897	(5.6%)
Retail traffic	1,131	1,189	(4.9%)	3,513	3,749	(6.3%)
Wholesale traffic	1,649	1,710	(3.5%)	4,887	5,148	(5.1%)
Employees	6,345	6,149	3.2%	6,345	6,149	3.2%

(1) Retail accesses per PSTN/ISDN line.

Meo has further reinforced its position as the most solid and innovative pay-TV offer in the Portuguese market and continues to launch innovative features to differentiate its offer, including: (1) real video-on-demand (VoD), with DVD-like features and a catalogue of more than 2,000 movies including high definition (“HD”); (2) catch-up TV; (3) electronic programming guide accessible through the internet and the mobile phone; (4) TV channel recording, which can be remotely programmed through the internet or through the mobile phone; (5) gaming, karaoke and several interactive content and service areas; (6) access to personal photo folders, and (7) customised offers for kids, continuously enhanced with new contents, namely with educational content.

PT has been continuously strengthening its Meo offer with new features and content, namely through the development of partnerships with key content producers and suppliers. On 2 April 2009, PT launched Meo Kids, a new children’s interactive service with unique content, karaoke, videos and news. Meo Kids is available for all PT’s pay-TV customers with an interface designed for two distinctive groups: children between four

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	19 / 55

02 Business performance

and seven years and children between seven and ten, providing them an improved and targeted experience of next generation television. On 6 April 2009, PT launched the AXN channel in high definition (“HD”), available through IPTV and Satellite. On 24 July, PT announced a partnership with free-to-air channel SIC, which enhances its competive position in pay-TV as well as internet. On 31 July 2009, PT launched the FOX channel in HD, available through IPTV. Portugal was the third market launching FOX HD worldwide. On 15 October, PT announced the launch of FOX Life channel, available through IPTV as from 1 January 2010. Additionally, PT also reinforced its offer with international channels aimed at ethnic communities, such as TPA, a channel dedicated to the Angolan community residing in Portugal.

Meo provides access to a comprehensive content offering, with more than 110 TV channels and over 2,000 VoD titles. The VoD offer, which includes blockbusters from five Hollywood studios, continues to be a successful and differentiating feature of the service, as more than 50% of Meo’s IPTV customers have already used it on a paid basis (+7.7pp, as compared to 2008), consuming on average 2.7 movies per month).

Meo marketing campaigns continue to enjoy the highest notoriety in the Portuguese pay-TV market. In effect, proved ad recall stood above 60% and spontaneous ad recall was above 40% in October, well ahead of any other competing brands in the sector. In May 2009, Meo was elected the “Brand of 2008” by the specialised magazine “Meios & Publicidade”, which undertakes an annual initiative aimed at rewarding companies, projects, personalities and advertising agencies for their achievements. In September 2009, in a study undertaken by the telecoms regulator, Meo was considered to be the operator having the best customer satisfaction in the Portuguese telecoms sector, with the highest score related to the best image, the best customer care support and the best price-quality relation. In October 2009, Meo was considered by Marketeer, a specialised marketing magazine, as the 2009 top brand for telecommunications.

Following the announcement of PT’s investment in fibre optic FTTH network, PT announced a partnership with Corning, a worldwide leader in provision of fibre optics. The FTTH network (fibre-to-the-home) should allow PT to provide high-speed and high quality services, and meet consumers’ needs and requirements. This strategic investment positions PT well in order to achieve its goal of leadership in all areas of its activity in the domestic market and of profitable future growth. Additionally, the new network will support innovative services, which will further differentiate PT’s offers and play an important role in the consolidation of the wireline growth trends and in the reduction of costs associated to maintenance and customer support. As announced, at this initial stage, PT aims to cover one million households with fibre to the home. PT also announced a partnership with Cisco aimed at developing value added solutions for the residential and corporate market segments, which should allow PT to maintain an edge in advanced telecommunication solutions for the residential and corporate market. As part of this alliance, PT launched the TelePresence service, making it available in Lisbon, Porto, Madeira and Azores.

Portugal Telecom | Consolidated Report | First nine months 2009	20 / 55

02 Business performance

In 9M09, wireline operating revenues increased by 0.7% y.o.y to Euro 1,446 million, confirming the sustained recovery observed since 3Q08 and despite the impact of the decline in equipment sales in 9M09 (-21.7% y.o.y) and in MTRs. Excluding the negative effect of MTRs, operating revenues would have increased by 1.8% y.o.y. Notwithstanding continued pressure on the traditional voice business, revenues of pay-TV and ADSL retail have been increasing (+59.5% y.o.y) in line with the stated strategy of addressing the residential market by offering triple-play and double-play services.

Wireline income statement (1)					Euro million
	3Q09	3Q08	y.o.y	9M 09	9M 08	y.o.y
Operating revenues	481.1	482.6	(0.3%)	1,446.4	1,436.3	0.7%
Retail	239.9	237.3	1.1%	727.1	718.8	1.2%
Wholesale	124.1	128.7	(3.6%)	369.8	365.7	1.1%
Data & corporate	70.3	70.0	0.4%	220.8	207.7	6.3%
Other wireline revenues	46.8	46.6	0.5%	128.7	144.1	(10.7%)
Operating costs, excluding D&A	285.4	265.5	7.5%	842.0	759.5	10.9%
Wages and salaries	57.5	54.7	5.0%	172.8	168.4	2.6%
Direct costs	99.6	98.1	1.6%	302.2	279.2	8.2%
Commercial costs	30.6	30.3	0.9%	80.7	84.3	(4.3%)
Other operating costs	97.7	82.4	18.6%	286.4	227.6	25.8%
EBITDA (2)	195.7	217.1	(9.9%)	604.4	676.9	(10.7%)
Post retirement benefits	22.4	10.8	106.5%	67.2	32.7	105.6%
Depreciation and amortisation	99.9	90.0	11.1%	295.3	258.8	14.1%
Income from operations (3)	73.4	116.3	(36.9%)	241.9	385.4	(37.2%)
EBITDA margin	40.7%	45.0%	(4.3pp)	41.8%	47.1%	(5.3pp)
Capex	130.7	101.4	28.9%	358.0	227.1	57.6%
Capex as % of revenues	27.2%	21.0%	6.2pp	24.8%	15.8%	8.9pp
EBITDA minus Capex	65.0	115.7	(43.8%)	246.4	449.7	(45.2%)

(1) Includes intragroup transactions. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Retail revenues increased by 1.2% y.o.y in 9M09, to Euro 727 million, underpinned by the growth in RGUs of 216 thousand, namely in pay-TV customers (+193 thousand net additions in the nine months), high quality broadband net adds (+111 thousand post paid net adds), and resilience of traffic generating lines which decreased by 48 thousand in the period. The growth in number of RGUs per customer contributed to the increase in retail ARPU of 1.6% y.o.y, which reached Euro 30.0. The performance of retail revenues was achieved notwithstanding strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband, and against a backdrop of challenging economic conditions.

Wholesale revenues increased by 1.1% y.o.y in 9M09 to Euro 370 million, as a result of the increase in sales of leased lines and capacity and also due to higher traffic revenues. Revenues related to the provisioning of regulated wholesale accesses (ULL, ADSL and wholesale line rental) maintained the downward trend seen

Portugal Telecom | Consolidated Report | First nine months 2009	21 / 55

02 Business performance

since 2Q08, as a consequence of lower accesses of competitors, down by a further 10% in the 3Q09 to 413 thousand accesses.

Revenues from data and corporate services increased by 6.3% y.o.y in 9M09 as a result of the increase in revenues from network management, outsourcing and IT (26.6% y.o.y) and the increase in revenues from VPN and leased lines (1.1% y.o.y). This performance was achieved notwithstanding some lumpiness in relation to the execution of certain large contracts.

Other revenues decreased by 10.7% y.o.y in 9M09, as a result of the decline in equipment sales, which decreased by 21.7% y.o.y in 9M09, as commercial activities in the nine months continued to focus on the marketing of triple-play and pay-TV services, based on rented set-top boxes.

EBITDA declined by 10.7% y.o.y in 9M09, while operating expenses increased by 10.9% y.o.y. The increase in operating expenses continued to be primarily driven by the increase in other operating expenses (+25.8% y.o.y), namely customer care and support costs related to the continued growth of pay-TV customers. Direct costs increased by 8.2% y.o.y to Euro 302 million, reflecting higher programming costs of approximately Euro 43 million, notwithstanding a decline in traffic costs (-11.6% y.o.y). Wages and salaries increased by 2.6% y.o.y to Euro 173 million, mainly reflecting the decision to halt the redundancy programme and focus on insourcing of certain activities that were previously being outsourced, thus reducing cash costs. Commercial costs, which decreased by 4.3% y.o.y to Euro 81 million, reflect the 14.8% decline in cost of goods sold and also lower marketing and publicity costs (-16.3% y.o.y) against a backdrop where Meo continues to enjoy the highest brand notoriety level in pay-TV in Portugal. It is worth highlight that in 3Q09, the gross profit remained flat y.o.y, the best performance in the last eighteen quarters, thus proving the success of Meo as the key driver for an effective turnaround in the wireline business. EBITDA margin stood at 41.8% in 9M09.

Capex increased from Euro 227 million in 9M08 to Euro 358 million in 9M09. Capex was directed mainly towards investments in: (1) the build out of fibre network, which allows increased bandwidth for both residential and corporate customers, and (2) roll out of IPTV services.

Domestic Mobile

In 9M09 total customers increased by 5.2% y.o.y to 7,084 thousand, with TMN surpassing the 7 million customer mark during the third quarter. In 9M09, net additions reached 140 thousand. The success of TMN’s wireless broadband offer continued to underpin customer growth and also the increase in the proportion of post paid customers, which accounted for 31.5% of total customers at the end of 9M09, up by 4.4pp y.o.y.

Portugal Telecom | Consolidated Report | First nine months 2009	22 / 55

02 Business performance

During the 9M09, TMN continued to invest in the differentiation of its handset portfolio and services offered, namely through the development of new and innovative products and services associated with data and value added applications and terminals.

Domestic mobile operating data (1)
	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Customers (‘000)	7,084	6,732	5.2%	7,084	6,732	5.2%
Net additions (‘000)	104	248	(58.0%)	140	471	(70.2%)
Total traffic (million minutes)	2,594	2,368	9.5%	7,254	6,731	7.8%
MOU (minutes)	123	119	3.7%	116	116	0.1%
ARPU (Euro)	16.8	18.6	(9.7%)	16.3	18.4	(11.3%)
Customer	14.4	15.1	(4.3%)	14.0	14.8	(5.6%)
Interconnection	1.9	3.0	(36.4%)	1.9	3.2	(38.5%)
Data as % of service revenues (%)	22.7	20.7	2.1pp	22.7	19.6	3.1pp
SARC (Euro)	32.6	33.5	(2.6%)	35.8	36.3	(1.5%)
Employees	1,008	1,103	(8.6%)	1,008	1,103	(8.6%)

(1) Includes MVNO subscribers.

TMN makes available to its customers data and value added services such as: (1) “internetnotelemóvel”, an internet access service and an innovative portal, developed exclusively for TMN, enabling internet access on mobile phones at any place and at any time with prices starting at Euro 5 per month; (2) “musicbox”, the first unlimited music download service for both mobile handsets and PC’s with prices starting at Euro 1.99 per week; (3) “meo mobile”, a mobile TV service, made available through the Meo brand, available everywhere with access to 38 channels including live content with prices starting at Euro 0.91 per day; (4) “App Store”, a mobile application store with hundreds of applications, both free and paid, and with a wide range of areas of interest, namely sports, news, travel, etc, and (5) “pond”, a online aggregator of media and social networking applications with three main areas: user generated content like photos and videos in a partnership with PT’s Sapo web portal; Flickr, Picasa, Youtube; social networking, namely Facebook, and  blogging, through Twitter, Sapo Blogs and Blogger. During the 9M09, TMN also launched MMS Face Fun, an exclusive and innovative service that allows customers to transform their pictures by merging it with another picture.

In addition, TMN also has a wide portfolio of handsets, which is continuously updated in order to support its innovative service offering and underpin TMN’s differentiation in the market. In 2Q09, TMN launched Bluebelt, the first smartphone using TMN’s brand, a high-end equipment with 3.5G technology for mobile broadband with speeds up to 7.2 Mbps, e-mail in real time, camera with 3.2 Mpx and auto focus, flash and zoom, video camera, MP3 player, Windows Live Messenger, Meo Mobile application and a direct access to content. In 3Q09, TMN launched HTC Magic, the first smartphone in Portugal operating on the open source Android platform, allowing a unique experience in mobile broadband and interactive services and content. TMN has continued to lead the development of the smartphone market in Portugal, through the world premier of Microsoft’s Windows Phone, based on the Windows Mobile 6.5 platform, which allows a new and

Portugal Telecom | Consolidated Report | First nine months 2009	23 / 55

02 Business performance

integrated management of applications, tasks, mails and messages and GPS navigation. This operating system was made available in various phones: tmn bluebelt, tmn silverbelt, Samsung Omnia II i8000 and Samsung Lite B7300. TMN is focused in increasing the penetration as well as the usage of smartphones, not only by launching own-brand terminals at lower prices but also making smartphones available with pre paid tariff plans. As part of this effort, in October 2009, TMN started to market the BlackBerry Curve 8520 with a pre paid tariff plan.

In 9M09, wireless broadband remained a key priority, with TMN launching, following the first pilot project worldwide, a new mobile broadband service based on HSPA+ that makes available speeds of up to 21Mbps. TMN has also launched a new prepaid wireless broadband offer with download speed of 1Mbps, which allows surfing time of ten non-consecutive hours, in a range of 180 days, with unlimited downloads for a charge of Euro 10. In February 2009, in a study undertaken by the telecom regulator, TMN was considered to be the operator having the best 3G coverage and best 3G service throughout the country. TMN already covers all district capitals also with 3.5G. In addition, in April 2009, also in a study undertaken by the telecoms regulator, TMN was considered the operator having the best wireless broadband performance and reliability. TMN was also elected by the readers of “PC Guia”, a specialised magazine, the best wireless broadband provider in Portugal for the second consecutive year.

TMN also continued to invest in its brand having recently launched an innovative marketing campaign to celebrate the achievement of the 7 million customers milestone. In addition, in October in order to address the youth market, TMN sponsored the ninth round of the surf championship, the ASP World Tour 2009, which took place for the first time in Portugal. As a result of a continued investment, TMN is the best well known mobile brand and the top of mind of all brands in Portugal.

Non-SMS and valued added data services continued to contribute to top line growth, increasing by 57.0% in 9M09 and accounting for 59.0% of total data revenues. This growth in non-SMS data continued to be driven by the strong and steady performance of wireless broadband and increasing data usage, particularly of smartphones. In the period, total data revenues represented 22.7% of service revenues, increasing by 3.1pp over the same period last year.

TMN’s ARPU decreased by 11.3% y.o.y in 9M09 to Euro 16.3, as a result of: (1) strong subscriber growth; (2) increased penetration of services in lower segments of the market, and (3) declining MTRs. In effect, interconnection ARPU declined by 38.5% y.o.y. In 9M09, total traffic increased by 7.8% y.o.y to 7,254 million minutes, driven mainly by outgoing traffic, which increased by 10.2%. Growth in customer base (+5.2%, EoP) underpinned traffic growth in the period.

Portugal Telecom | Consolidated Report | First nine months 2009	24 / 55

02 Business performance

In 9M09, TMN’s operating revenues amounted to Euro 1,135 million, a decrease of 4% y.o.y, mainly due to the negative impact of Euro 57.3 million as a result of lower MTRs. Service revenues decreased in the nine months by 4.5% y.o.y, as the increase in customer revenues, which were up by 1.6% y.o.y, was insufficient to offset the decrease in interconnection revenues (-33.8% y.o.y) due to the regulated cuts in MTRs. Excluding lower MTRs, operating and service revenues would have increased both by 0.9% y.o.y.

Customer revenues increased by 1.6% y.o.y to Euro 878 million on the back of customer growth, namely in wireless broadband. It is worth highlighting that 3Q09 marks the eleventh consecutive quarter of growth in customer revenues at TMN against a backdrop of a challenging economic environment. Interconnection revenues declined by 33.8% y.o.y in 9M09 to Euro 122 million, as a result of the decline in MTRs from Euro 11 cents per minute in the beginning of 2008 to Euro 6.5 cents as from 1 April 2009, with TMN having fully implemented the glide path imposed by the regulator.

Domestic mobile income statement (1)					Euro million
	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Operating revenues	397.9	409.0	(2.7%)	1,135.0	1,182.0	(4.0%)
Services rendered	353.4	370.3	(4.6%)	1,019.6	1,067.7	(4.5%)
Customer	303.8	300.3	1.2%	877.8	863.5	1.7%
Interconnection	39.9	59.5	(32.8%)	121.5	183.5	(33.8%)
Roamers	9.6	10.5	(8.8%)	20.3	20.8	(2.3%)
Sales	41.9	35.5	18.2%	104.8	107.2	(2.2%)
Other operating revenues	2.6	3.2	(20.7%)	10.6	7.1	50.1%
Operating costs, excluding D&A	221.9	228.8	(3.0%)	627.6	664.4	(5.5%)
Wages and salaries	11.6	12.6	(7.8%)	37.5	39.6	(5.4%)
Direct costs	67.5	74.6	(9.5%)	195.8	215.6	(9.2%)
Commercial costs	73.8	76.8	(3.9%)	201.1	223.5	(10.0%)
Other operating costs	69.0	64.8	6.4%	193.2	185.7	4.1%
EBITDA (2)	175.9	180.2	(2.4%)	507.4	517.6	(2.0%)
Depreciation and amortisation	54.3	55.8	(2.6%)	157.4	172.2	(8.6%)
Income from operations (3)	121.6	124.4	(2.3%)	350.0	345.3	1.3%
EBITDA margin	44.2%	44.1%	0.2pp	44.7%	43.8%	0.9pp
Capex (4)	48.1	47.1	2.1%	106.1	127.3	(16.6%)
Capex as % of revenues	12.1%	11.5%	0.6pp	9.4%	10.8%	(1.4pp)
EBITDA minus Capex	127.8	133.1	(4.0%)	401.2	390.3	2.8%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

EBITDA decreased by 2% y.o.y to Euro 507 million in 9M09 due to the decline in MTRs, which had a negative impact of Euro 28.3 million in the nine months. Adjusting for this negative effect, EBITDA would have increased by 3.5%. Operating expenses decreased by 5.5% y.o.y in 9M09 to Euro 628 million, on the back of strict cost discipline and declining interconnection costs notwithstanding increase in other operating costs due to wireless broadband, smartphones and usage of more complex data applications. Direct costs decreased by 9.2% y.o.y in 9M09 due to the positive impact of lower MTRs. Wages and salaries decreased by

Portugal Telecom | Consolidated Report | First nine months 2009	25 / 55

02 Business performance

5.4% y.o.y in 9M09, reflecting efficiency gains as a result of the reorganisation of PT’s domestic businesses along customer segments and fixed-mobile integration. Unitary SARC, which includes marketing, handset subsidies and commissions, declined 1.5% y.o.y in 9M09. EBITDA margin stood at 44.7% in 9M09, increasing 0.9pp as compared to 43.8% in 9M08.

Capex decreased by 16.6% y.o.y in 9M09 to Euro 106 million. The decrease in TMN’s capex during 9M09 is explained primarily by the investments in the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, carried out in 2008. Capex continued to be directed primarily towards expanding network capacity and coverage, as a result of increased voice and data usage, and improving mobile voice and data services to customers. Approximately 70% of network capex is being directed towards 3G and 3.5G networks.

Portugal Telecom | Consolidated Report | First nine months 2009	26 / 55

02 Business performance

International Businesses

Brazilian Mobile

In 9M09, Vivo’s customer base increased by 15.5% y.o.y to 48,847 thousand, while net additions reached 3,902 thousand in 9M09, decreasing by 18.8% y.o.y. This decrease in net additions is explained by the decelerating trend seen in the market in 1H09 as compared to 1H08, the intense proliferation of SIM Cards and Vivo’s focus on retaining and maintaining its customer base, namely high-value customers, notwithstanding the fact that in 3Q09 net additions increased by 10.1% y.o.y, reaching 2,028 thousand driven by: (1) strong marketing campaigns, namely the Father’s Day campaign, aimed at increasing usage; (2) the most solid and differentiated offer, namely related to post paid plans, and (3) the most comprehensive terminal equipment offer. In 9M09 Vivo`s market share stood at 29.4%. The total number of GSM and 3G customers increased to 39,430 thousand at the end of September 2009, equivalent to 80.7% of total customers (+18.0pp y.o.y).

Brazilian mobile operating data (1)

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Customers (‘000)	48,847	42,277	15.5%	48,847	42,277	15.5%
Market share (%)	29.4	30.0	(0.6pp)	29.4	30.0	(0.6pp)
Net additions (‘000)	2,028	1,842	10.1%	3,902	4,807	(18.8%)
Total traffic (million minutes)	12,800	11,023	16.1%	34,248	29,765	15.1%
MOU (minutes)	89	89	0.2%	82	87	(5.8%)
ARPU (R$)	26.4	29.4	(10.3%)	26.5	29.2	(9.2%)
Customer	15.8	16.8	(6.0%)	15.8	16.7	(5.3%)
Interconnection	10.3	12.3	(16.3%)	10.5	12.3	(14.8%)
Data as % of service revenues (%)	13.5	10.1	3.4pp	12.7	10.2	2.5pp
SARC (R$)	75.5	78.1	(3.4%)	85.4	86.0	(0.7%)
Employees	10,562	8,286	27.5%	10,562	8,286	27.5%

(1) Operating data calculated using Brazilian GAAP.

Total minutes carried by Vivo increased by 15.1% y.o.y in 9M09, on the back of on-net traffic, as a result of the success of recent marketing campaigns focused on promoting usage. Vivo’s blended MOU decreased 5.8% y.o.y in 9M09 reaching 82 minutes, as a result of the decrease in interconnection MOU (-14.4% y.o.y).

Vivo’s blended ARPU reached R$ 26.5 in 9M09, a decrease of 9.2% y.o.y as a result of customer growth and of higher penetration of mobile services in Brazil in the lower income segments. This reduction was also impacted by the decrease in interconnection ARPU (-14.8% y.o.y), as a result of the migration of fixed-mobile traffic to mobile-mobile traffic. Customer ARPU declined by 5.3% y.o.y to R$ 15.8, due to strong customer growth.

Portugal Telecom | Consolidated Report | First nine months 2009	27 / 55

02 Business performance

Data revenues increased by 36.3% y.o.y in 9M09 and already account for 12.7% (+2.5pp y.o.y) of service revenues. The growth drivers of data services were: (1) wireless broadband connectivity, due to customer growth; (2) the increase in the usage of person-to-person SMS / MMS, as a result of higher recharges with services and activations of post paid plans with data benefits; (3) promotions for the usage of SMS Content (interactivity actions on the TV and other media), and (4) the launch of new services, namely “Vivo Avisa” and “Vivo Informa”. To increase smartphones penetration and data usage, Vivo has launched several marketing initiatives in 3Q09, such as: (1) “Motocubo”, a smartphone addressed to the youth segment with simplified access to social networking sites, and (2) “My first Smartphone” campaign that offers the smartphone after a post paid contract with wireless broadband embedded.

Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 9.5% y.o.y in 9M09 to R$ 12,825 million, as a result of growth in service revenues (+12.3% y.o.y) underpinned by strong growth in data services, driven primarily by wireless broadband. Data revenues increased by 36.3% y.o.y in 9M09 and already account for 12.7% (+2.5pp y.o.y) of service revenues. Service revenues were negatively impacted by the deceleration in interconnection revenues, as the market focused on on-net traffic campaigns, which in turn leads to a reduction in incoming traffic and substitution of fixed-to-mobile traffic. Equipment sales declined by 17.3% y.o.y in 9M09 to R$ 915 million as a result of an increased focus on SIM Card only offers.

Brazilian mobile income statement (1)	Euro million

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Operating revenues	4,397.3	4,280.6	2.7%	12,824.8	11,708.2	9.5%
Services rendered	4,013.9	3,744.9	7.2%	11,611.5	10,335.7	12.3%
Sales	283.3	432.8	(34.5%)	915.5	1,107.3	(17.3%)
Other operating revenues	100.1	102.9	(2.7%)	297.8	265.3	12.3%
Operating costs, excluding D&A	2,993.7	2,995.9	(0.1%)	8,977.7	8,620.8	4.1%
Wages and salaries	209.2	197.5	5.9%	640.8	558.6	14.7%
Direct costs	881.7	794.6	11.0%	2,507.9	2,194.7	14.3%
Commercial costs	962.2	1,085.3	(11.3%)	2,965.6	3,053.1	(2.9%)
Other operating costs	940.6	918.6	2.4%	2,863.4	2,814.3	1.7%
EBITDA (2)	1,403.6	1,284.7	9.3%	3,847.1	3,087.4	24.6%
Depreciation and amortisation	965.1	877.3	10.0%	2,973.3	2,421.9	22.8%
Income from operations (3)	438.5	407.3	7.7%	873.8	665.5	31.3%
EBITDA margin	31.9%	30.0%	1.9pp	30.0%	26.4%	3.6pp
Capex (4)	541.5	841.5	(35.7%)	1,659.1	1,506.9	10.1%
Capex as % of revenues	12.3%	19.7%	(7.3pp)	12.9%	12.9%	0.1pp
EBITDA minus Capex	862.1	443.2	94.5%	2,187.9	1,580.6	38.4%

(1) Information prepared in accordance with IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes the acquisition of 3G licences in Brazil (Euro 227 million in 2Q08).

EBITDA increased by 24.6% y.o.y to R$ 3,847 million in 9M09, on the back of service revenues growth and strict cost control. Commercial costs decreased by 2.9% y.o.y in 9M09, while unitary SARC, which includes

Portugal Telecom | Consolidated Report | First nine months 2009	28 / 55

02 Business performance

marketing, handset subsidies and commissions, decreased by 0.7% y.o.y in 9M09. This performance of commercial costs is explained by: (1) the decline in subsidisation due to higher take-up of GSM handsets and SIM cards; (2) the decline in cost of products sold, impacted by the apreciation of the Real, and (3) the focus on retaining Vivo’s best customers and up-selling of services aimed at increasing share of wallet. EBITDA margin increased in 9M09 by 3.6pp to 30.0%.

Capex increased by 10.1% y.o.y to R$ 1,659 million in 9M09 and was primarily directed towards: (1) increasing network capacity to support the accelerated growth experienced by Vivo, namely in GSM / EDGE; (2) expanding coverage of WCDMA / HSUPA network; (3) continued expansion of coverage in the Northeast states following the launch of the post paid service in October 2008 and the pre paid in September 2009, and (4) improving network quality to comply with the requirements set forth by the local regulator.

Other International Investments

In 9M09, international assets excluding Vivo, on a pro-forma basis, increased their proportional revenues and EBITDA by 27.2% to Euro 266 million and by 39.9% to Euro 155 million respectively. This performance was achieved on the back of strong customer growth and cost control.

Proportional income statement of other international assets(1)	Euro million

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Operating revenues	89.3	77.3	15.5%	265.9	209.1	27.2%
EBITDA (2)	52.0	42.1	23.7%	155.1	110.9	39.9%
Depreciation and amortisation	8.1	6.5	24.6%	24.2	18.7	29.0%
Income from operations (3)	43.9	35.6	23.5%	130.9	92.1	42.1%
EBITDA margin	58.3%	54.4%	0.1pp	58.3%	53.0%	0.1pp

(1) Proforma consolidation of international assets using the percentage of ownership held by PT. Excludes investments in Brazil and Médi Telecom, wich is under a disposal process. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Highlights of main assets in Africa and Asia (9M09) (1)	thousand (customers), million (financials)

	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Eur	EBITDA Eur
Unitel (2) (4)	25.00%	5,256	1,142	30.7%	754	42.9%	66.0%	836	552
MTC (3) (4)	34.00%	1,284	1,075	13.7%	580	24.1%	53.9%	91	49
CVT (3) (4)	40.00%	355	5,872	(1.4%)	3,526	1.1%	60.0%	53	32
CTM (2)	28.00%	829	1,814	(2.3%)	844	6.0%	46.5%	166	77
CST (3) (4)	51.00%	78	193,767	38.2%	55,087	14.4%	28.4%	9	2
Timor Telecom (3)	41.12%	232	35	26.6%	19	32.5%	54.7%	25	14

(1) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

Portugal Telecom | Consolidated Report | First nine months 2009	29 / 55

02 Business performance

Angola— Unitel

In 9M09, Unitel’s revenues and EBITDA increased by 30.7% and 42.9% y.o.y, to USD 1,142 million and USD 754 million respectively, underpinned by strong and steady customer growth in Luanda, as well as in other main districts of the country. Net additions totalled 685 thousand in 9M09, with the total customer base reaching 5,256 thousand at the end of September 2009, an increase of 31.6% over the same period of last year. In 9M09, Unitel’s MOU decreased by 1.4% y.o.y to 102 minutes and ARPU totalled USD 24.9, a decrease of 1.2% over the same period of last year.

Namibia - MTC

In 9M09, MTC’s revenues and EBITDA increased by 13.7% and 24.1% y.o.y respectively. EBITDA margin increased to 53.9% in 9M09. The total customer base reached 1,284 thousand at the end of September 2009, an increase of 27.3% over the same period of last year, with net additions reaching 206 thousand. Post paid customers increased by 15.3% y.o.y, equivalent to 7.4% of total customer base. ARPU totalled NAD 98.2, a decrease of 15.2% y.o.y, as a result of customer growth in the period.

Cape Verde - CVT

CVT’s revenues decreased by 1.4% y.o.y to CVE 5,872 million, while EBITDA increased by 1.1% y.o.y to CVE 3,526 million in 9M09, as a consequence of a tight cost control. EBITDA margin stood at 60.0% in 9M09. Mobile customers increased by 24.7% to 272 thousand. Mobile MOU reached 56 minutes and ARPU totalled CVE 1,385.1 decreasing 34.2% y.o.y, as a result of growth and lower roaming revenues.

Macao - CTM

CTM’s revenues decreased by 2.3% y.o.y to MOP 1,814 million in 9M09, while EBITDA increased by 6.0% to MOP 844 million, with strong cost control more than offsetting economic pressure over revenues. EBITDA margin increased from 42.9% in 9M08 to 46.5% in 9M09. In the mobile division, customers increased by 29.2% y.o.y reaching 520 thousand at the end of September 2009. In 9M09, CTM’s mobile ARPU decreased by 24.4% to MOP 162.9, as a result of customer growth in the period.

São Tomé e Principe - CST

In 9M09, CST’s revenues and EBITDA increased by 38.2% y.o.y to STD 193,767 million and by 14.4% y.o.y to STD 55,087 million respectively. EBITDA margin stood at 28.4%. In the mobile division, CST had 70 thousand customers at the end of September 2009, an increase of 82.7% y.o.y. Mobile MOU decreased by 17.2% y.o.y to

Portugal Telecom | Consolidated Report | First nine months 2009	30 / 55

02 Business performance

47 minutes in 9M09, as a result of the growth in the customer base. Mobile ARPU totalled STD 211 thousand in 9M09, a decrease of 21.2% over the same period of last year.

East Timor

In 9M09, Timor Telecom’s revenues and EBITDA increased by 26.6% and 32.5% y.o.y, to USD 35 million and USD 19 million respectively, mainly as a result of the strong increase in the number of mobile customers. EBITDA margin stood at 54.7%. Timor Telecom’s mobile net additions reached 103 thousand, bringing the total mobile customer base to 228 thousand at the end of September 2009, an increase of 105.5% y.o.y. Mobile MOU decreased by 6.8% y.o.y to 78 minutes. Mobile ARPU reached USD 20.0 in 9M09, a decrease of 22.3% over the same period of last year, as a result of the customer growth in the period.

Portugal Telecom | Consolidated Report | First nine months 2009	31 / 55

Consolidated financial statements

Portugal Telecom | Consolidated Report | First Half 2009	32 / 55

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED INCOME STATEMENT

FOR THE NINE AND THREE MONTH PERIODS ENDED 30 SEPTEMBER 2009 AND 2008

Euro

	Notes	9M09	9M08 (restated)	3Q09	3Q08 (restated)
REVENUES
Services rendered		4,597,969,351	4,584,959,783	1,606,402,856	1,621,852,332
Sales		293,291,929	355,725,225	106,357,842	132,372,414
Other revenues		82,095,759	82,842,281	29,098,171	29,164,791
	4	4,973,357,039	5,023,527,289	1,741,858,869	1,783,389,537

COSTS, LOSSES AND (INCOME)
Wages and salaries		507,774,158	463,547,189	168,968,324	152,375,530
Direct costs		826,499,854	806,986,244	291,819,919	288,697,974
Commercial costs		808,161,716	894,854,022	283,896,675	316,236,254
Supplies and external services		728,564,808	727,179,727	255,860,701	261,633,245
Indirect taxes		176,869,443	176,051,118	63,116,635	64,795,293
Provisions and adjustments		71,267,984	88,483,332	21,438,695	24,691,970
Depreciation and amortisation	10	1,017,962,243	943,756,708	349,671,474	334,159,759
Post retirement benefits	5	67,215,000	32,719,231	22,405,000	10,862,188
Curtailment costs, net	5	4,078,516	92,912,270	592,500	14,890,687
Losses (gains) on disposals of fixed assets, net		161,765	(12,443,940)	100,533	849,704
Other costs, net		28,532,886	21,743,104	14,494,364	7,097,499
		4,237,088,373	4,235,789,005	1,472,364,820	1,476,290,103
Income before financial results and taxes	4	736,268,666	787,738,284	269,494,049	307,099,434

Net interest expenses	4 and 6	219,453,071	191,561,091	74,732,913	76,007,147
Equity in earnings of associated companies, net	4	(158,318,833)	(118,677,212)	(56,117,303)	(44,224,525)
Net other financial losses (gains)	4 and 7	48,449,574	8,510,850	36,606,796	(23,406,511)
		109,583,812	81,394,729	55,222,406	8,376,111
Income before taxes		626,684,854	706,343,555	214,271,643	298,723,323

Income taxes	4 and 8	182,145,990	201,520,638	64,301,915	87,329,088
NET INCOME		444,538,864	504,822,917	149,969,728	211,394,235
Attributable to minority interests		72,596,380	71,282,566	34,119,081	29,710,158
Attributable to equity holders of the parent	9	371,942,484	433,540,351	115,850,647	181,684,077

Earnings per share from total operations:
Basic	9	0.42	0.47	0.13	0.20
Diluted	9	0.42	0.46	0.13	0.20

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	33 / 55

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE NINE AND THREE MONTH PERIODS ENDED 30 SEPTEMBER 2009 AND 2008

Euro

	Notes	9M09	9M08 (restated)	3Q09	3Q08 (restated)
Earnings recognised directly in shareholders’ equity
Foreign currency translation adjustments (i)		784,953,738	(189,631,347)	196,044,132	(288,596,910)
Post retirement benefits
Net actuarial gains (losses)	5	152,109,962	(175,779,062)	136,534,478	26,440,952
Tax effect	8	(40,309,140)	45,327,005	(36,181,637)	(5,781,744)
Financial instruments
Hedge accounting
Change in fair value		(463,243)	(182,808)	(104,071)	(1,404,154)
Transferred to income statement		539,607	(129,300)	245,499	(40,017)
Tax effect		(20,236)	82,709	(37,478)	382,706
Other expenses recognised directly in shareholders’ equity, net		(4,536,008)	(2,832,056)	280,647	(271,261)
		892,274,680	(323,144,859)	296,781,570	(269,270,428)
Reserves recognised directly in shareholders’ equity
Revaluation reserve of tangible assets
Revaluation of real estate and of the wireline’s ducts infrastructure		-	1,110,830,435	-	902,697,155
Tax effect	8	17,395,129	(294,370,065)	-	(239,214,746)
		17,395,129	816,460,370	-	663,482,409
Total earnings and reserves recognised directly in shareholders’ equity		909,669,809	493,315,511	296,781,570	394,211,981
Income recognised in the income statement		444,538,864	504,822,917	149,969,728	211,394,235
Total income recognised		1,354,208,673	998,138,428	446,751,298	605,606,216
Attributable to minority interests		281,561,838	55,000,513	86,095,256	(8,166,950)
Attributable to equity holders of the parent		1,072,646,835	943,137,915	360,656,042	613,773,166

(i)

Gains recorded in the nine and three month periods ended 30 September 2009 are mainly related to the appreciation of the Real against the Euro during these periods, while losses recorded in the same periods of last year are basically explained by the depreciation of the Real against the Euro.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	34 / 55

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 SEPTEMBER 2009 AND 31 DECEMBER 2008 AND 2007

Euro

			31 Dec 2008	31 Dec 2007
	Notes	30 Sep 2009	(restated)	(restated)
ASSETS
Current Assets
Cash and cash equivalents		1,425,525,131	1,010,655,198	664,642,854
Short-term investments		28,426,557	52,933,160	1,170,293,202
Accounts receivable		1,622,475,423	1,446,486,899	1,436,175,160
Inventories		311,805,502	297,382,098	160,592,407
Taxes receivable		231,183,294	317,865,624	239,111,584
Prepaid expenses		158,563,693	131,470,086	106,526,815
Other current assets		50,205,615	60,188,716	38,979,994
Total current assets		3,828,185,215	3,316,981,781	3,816,322,016

Non-Current Assets
Taxes receivable		179,960,610	140,771,497	148,340,234
Financial investments		677,670,139	634,290,577	565,316,061
Intangible assets	10	3,979,880,034	3,463,038,116	3,383,123,427
Tangible assets	10	4,770,347,562	4,637,837,013	3,585,397,171
Post retirement benefits	5	1,803,893	1,557,026	134,060,599
Deferred taxes	8	1,064,571,824	1,032,723,979	992,221,139
Other non-current assets		445,240,466	487,195,313	496,731,021
Total non-current assets		11,119,474,528	10,397,413,521	9,305,189,652
Total assets		14,947,659,743	13,714,395,302	13,121,511,668

LIABILITIES
Current Liabilities
Debt	11	1,187,234,199	2,254,666,256	1,256,085,485
Accounts payable		1,248,015,348	1 ,372,302,781	1,108,882,163
Accrued expenses		604,763,426	647,156,746	641,050,928
Deferred income		394,607,858	362,622,369	331,950,552
Taxes payable		302,117,980	337,641,837	381,956,714
Provisions		75,825,472	72,214,080	74,958,499
Other current liabilities		127,553,192	107,020,445	67,308,947
Total current liabilities		3,940,117,475	5,153,624,514	3,862,193,288

Non-Current Liabilities
Debt	11	6,351,570,628	4,441,190,114	4,960,675,814
Taxes payable		56,116,498	38,730,319	31,172,618
Provisions		108,296,639	96,806,426	111,833,374
Post retirement benefits	5	1,613,634,598	1,836,850,906	1,463,932,239
Deferred taxes	8	462,334,873	462,192,770	84,880,140
Other non-current liabilities		432,938,211	488,763,432	523,185,609
Total non-current liabilities		9,024,891,447	7,364,533,967	7,175,679,794
Total liabilities		12,965,008,922	12,518,158,481	11,037,873,082

EQUITY
Share capital		26,895,375	26,895,375	30,774,000
Treasury shares		(178,071,827)	(178,071,827)	(323,178,913)
Legal reserve		6,773,139	6,773,139	6,773,139
Reserve for treasury shares		6,970,320	6,970,320	3,091,695
Other reserves and accumulated earnings		1,042,121,033	369,459,419	1,622,590,374
Equity excluding minority interests		904,688,040	232,026,426	1,340,050,295
Minority interests		1,077,962,781	964,210,395	743,588,291
Total equity		1,982,650,821	1,196,236,821	2,083,638,586
Total liabilities and equity		14,947,659,743	13,714,395,302	13,121,511,668

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	35 / 55

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE NINE MONTH PERIODS ENDED 30 SEPTEMBER 2008 AND 2009

Euro

					Other
				Reserve	reserves and	Equity
	Share	Treasury	Legal	for treasury	accumulated	excluding minority	Minority	Total
	capital	shares	reserve	shares	earnings	interests	interests	equity
Balance as at 31 December 2007	30,774,000	(323,178,913)	6,773,139	3,091,695	1,620,761,976	1,338,221,897	743,588,291	2,081,810,188
Change in accounting policy (Note 3)	-	-	-	-	1,828,398	1,828,398	-	1,828,398
As restated	30,774,000	(323,178,913)	6,773,139	3,091,695	1,622,590,374	1,340,050,295	743,588,291	2,083,638,586
Acquisition of treasury shares, through equity swaps	-	(910,280,084)	-	-	-	(910,280,084)	-	(910,280,084)
Reserve for treasury shares	-	-	-	711,917,017	(711,917,017)	-	-	-
Cancellation of treasury shares	(2,496,145)	711,917,017	-	(709,420,872)	-	-	-	-
Dividends attributed by Portugal Telecom (Note 9)	-	-	-	-	(533,200,884)	(533,200,884)	-	(533,200,884)
Dividends attributed by other subsidiaries	-	-	-	-	-	-	(22,153,391)	(22,153,391)
Changes in consolidation perimeter	-	-	-	-	-	-	302,809,655	302,809,655
Acquisitions, disposals and share capital increases	-	-	-	-	-	-	13,771,145	13,771,145
Revaluation of tangible assets	-	-	-	-	816,460,370	816,460,370	-	816,460,370
Income recognized directly in equity	-	-	-	-	(306,862,806)	(306,862,806)	(16,282,053)	(323,144,859)
Income recognized in the income statement	-	-	-	-	433,540,351	433,540,351	71,282,566	504,822,917
Balance as at 30 September 2008, as restated	28,277,855	(521,541,980)	6,773,139	5,587,840	1,320,610,388	839,707,242	1,093,016,213	1,932,723,455

Euro

					Other
				Reserve	reserves and	Equity
	Share	Treasury	Legal	for treasury	accumulated	excluding minority	Minority	Total
	capital	shares	reserve	shares	earnings	interests	interests	equity
Balance as at 31 December 2008, as restated	26,895,375	(178,071,827)	6,773,139	6,970,320	369,459,419	232,026,426	964,210,395	1,196,236,821
Dividends attributed by Portugal Telecom (Note 9)	-	-	-	-	(503,626,688)	(503,626,688)	-	(503,626,688)
Dividends attributed by other subsidiaries	-	-	-	-	-	-	(76,213,963)	(76,213,963)
Corporate reestructuring at Vivo (Note 2)	-	-	-	-	103,641,467	103,641,467	(103,641,467)	-
Acquisitions, disposals and share capital increases	-	-	-	-	-	-	12,045,978	12,045,978
Reassessement of the deferred tax liability related to the revaluation of assets (Note 8)	-	-	-	-	17,395,129	17,395,129	-	17,395,129
Income recognized directly in equity	-	-	-	-	683,309,222	683,309,222	208,965,458	892,274,680
Income recognized in the income statement	-	-	-	-	371,942,484	371,942,484	72,596,380	444,538,864
Balance as at 30 September 2009	26,895,375	(178,071,827)	6,773,139	6,970,320	1,042,121,033	904,688,040	1,077,962,781	1,982,650,821

The accompanying notes form an integral part of these financial statements.

Portugal Telecom | Consolidated Report | First nine months 2009	36 / 55

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED 30 SEPTEMBER 2009 AND 2008

Euro

	Notes	2009	2008
OPERATING ACTIVITIES
Collections from clients		5,699,386,761	5,786,429,231
Payments to suppliers		(3,227,921,876)	(3,275,419,621)
Payments to employees		(538,638,001)	(505,986,899)
Payments relating to income taxes	12.a	(99,304,959)	(187,398,880)
Payments relating to post retirement benefits	5	(142,646,729)	(139,192,763)
Payments relating to indirect taxes and other	12.b	(320,528,966)	(347,195,765)
Cash flow from operating activities (1)		1,370,346,230	1,331,235,303

INVESTING ACTIVITIES
Cash receipts resulting from
Short-term financial applications	12.c	26,256,620	2,805,579,395
Financial investments	12.d	20,070,335	30,642,185
Tangible and intangible assets		4,464,192	31,517,155
Interest and related income		46,060,199	59,379,500
Dividends	12.e	79,086,942	18,621,673
Other investing activities		10,895,428	1,246,208
		186,833,716	2,946,986,116
Payments resulting from
Short-term financial applications	12.c	(1,750,018)	(2,197,349,818)
Financial investments	12.f	(2,375,329)	(347,037,497)
Tangible and intangible assets		(924,621,344)	(734,316,656)
Other investing activities		(3,722,537)	(2,817,068)
		(932,469,228)	(3,281,521,039)
Cash flow from investing activities (2)		(745,635,512)	(334,534,923)

FINANCING ACTIVITIES
Cash receipts resulting from
Loans obtained	12.g	22,516,986,096	30,576,983,249
Increases in share capital and paid-in surplus	12.h	13,307,461	715,178
Subsidies		789,803	952,448
Other financing activities	12.i	32,035,199	28,493
		22,563,118,559	30,578,679,368
Payments resulting from
Loans repaid	12.g	(21,881,890,633)	(29,985,277,817)
Lease rentals (principal)		(9,572,884)	(9,549,204)
Interest and related expenses		(363,584,029)	(319,050,605)
Dividends	12.j	(561,668,894)	(545,470,496)
Acquisition of treasury shares		-	(711,917,017)
Other financing activities	12.i	(38,569,567)	(61,075,626)
		(22,855,286,007)	(31,632,340,765)
Cash flow from financing activities (3)		(292,167,448)	(1,053,661,397)

Cash and cash equivalents at the beginning of the period		1,010,655,198	664,642,854
Change in cash and cash equivalents (4)=(1)+(2)+(3)		332,543,270	(56,961,017)
Effect of exchange differences		82,326,663	(21,974,402)
Cash and cash equivalents at the end of the period		1,425,525,131	585,707,435

The accompanying notes form an integral part of these financial statements.

Portugal Telecom | Consolidated Report | First nine months 2009	37 / 55

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements

as at 30 September 2009

(Amounts stated in Euros, except where otherwise mentioned)

1.           Introduction

Portugal Telecom, SGPS, SA (“Portugal Telecom”) and its subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”) are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries or regions, including Brazil and Africa. These services have not significantly changed during the nine months period ended 30 September 2009, as compared to those reported in our last annual report.

On 1 September 2009, Portugal Telecom has entered into a definitive agreement, together with Telefónica, S.A., for the joint sale of their equity stakes, each representing 32.18%, in Médi Telecom S.A. (Médi Telecom), together with its outstanding shareholder loans, to the local shareholders of Médi Telecom. This sale has been approved by the Board of Directors of Portugal Telecom and is conditional upon the approval of Agence Nationale de Règlementation des Télécommunications, the Moroccan telecommunications regulator. Under the agreement, Portugal Telecom is entitled to receive total proceeds of Euro 400 million, of which has already received an advance of Euro 20 million (Note 12.(d)).

The accompanying consolidated financial statements were approved by the Board of Directors and authorized for issue on 12 November 2009.

2.           Basis of presentation

These consolidated financial statements have been prepared in accordance with International Accounting Standard Nº. 34 “IAS 34 Interim Financial Reporting”. These financial statements do not include all the information required by the International Financial Reporting Standards (“IFRS”) and accordingly should be read in conjunction with the consolidated financial statements for the year ended 31 December 2008. In addition, further explanations for the performance of revenues and costs are disclosed in our management report, which should be read in conjunction with these interim consolidated financial statements.

The consolidation principles followed in the preparation of these interim financial statements are the same as those applied in the preparation of the company’s last annual consolidated financial statements.

Following the acquisition of shareholders’ control of Telemig Celular Participações and Telemig Celular on 3 April 2008, Portugal Telecom’s consolidated income statements for the nine and three month periods ended 30 September 2009 include the results of Telemig, while for the nine months period ended 30 September 2008 it only includes the results of Telemig as from 1 April 2008. The contribution of Telemig for Portugal Telecom’s results in the three months period ended 31 March 2009 was a net profit before minority interests amounting to Euro 0.3 million. The pro-forma of Portugal Telecom’s consolidated operating revenues and net income before minority interests for the nine months period ended 30 September 2008 as if Telemig had been consolidated as from 1 January 2008 are as follows (amounts in millions):

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	38 / 55

			Euro

		Telemig's
	Reported	results for	Pro-forma
	figures	the 1Q08	information

Operating revenues	5,024	71	5,094
Net income (before minority interests)	505	38	543

Except for the change mentioned above, there is no relevant additional change in the consolidation Group during the nine months period ended 30 September 2009.

3.           Accounting policies, judgments and estimates

The accounting policies, judgments and estimates applied in this interim consolidated financial statements are consistent with those applied in Portugal Telecom’s last annual financial statements, except for the changes described below.

During the nine months period ended 30 September 2009, the following standards, revised standards and interpretations, which are applicable to Portugal Telecom, became effective:

•                 IAS 1 Presentation of Financial Statements was revised in September 2007 and is effective for years started on or after 1 January 2009. Besides certain changes with which Portugal Telecom already complied in its last annual report, as they were permitted under the previous version of IAS 1, the revision of this standard had the following requirements which Portugal Telecom adopted in these consolidated financial statements: (1) include an additional financial statement disclosing all changes in equity, which in the last annual report was included in the notes to the financial statements; and (2) change of certain headlines, namely from “balance sheet” to “statement of financial position” and from “statement of recognized income and expenses” to “ statement of comprehensive income”.

•                 IAS 23 Borrowing Costs was revised in March 2007 and is effective for years started on or after 1 January 2009. The revision of this standard removed the option of immediately recognizing as an expense borrowing costs that relate to assets requiring significant time to be ready for use or sale. Portugal Telecom had no impact in its financial statements following the adoption of the revision of this standard, as the construction period of its tangible and intangible assets is relatively short.

•                 IFRS 8 Segment Reporting was issued in November 2006 and is effective for years started on or after 1 January 2009, replacing IAS 14. IFRS 8 requires identification of operating segments based on internal reports that are regularly reviewed by a company’s chief operating decision maker in order to allocate resources to the segment and assess performance. Portugal Telecom’s segment reporting in its last annual report already complied with IFRS 8 and accordingly the adoption of this new standard had no impact on the segments reported results or financial position.

•                 IFRIC 13 Customer Loyalty Programmes was issued in September 2007 and is effective for years started on or after 1 July 2008. The Group operates loyalty programmes for some of its customers, under which, based on certain levels of mobile traffic, these customers receive loyalty points that can be exchanged for equipments, accessories and discounts on subsequent purchases of mobile services. Up to 31 December 2008, Portugal Telecom accounted for these transactions by recognizing the full consideration from the mobile traffic as revenue and a separate liability for the estimated cost resulting from the redemption of the loyalty points. IFRIC 13 requires that such transactions be accounted for as “multiple element revenue transactions” and that the consideration received in the initial

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	39 / 55

transactions is allocated between the revenue related to traffic and the loyalty points earned by the customer. Accordingly, following the adoption of this interpretation as at 1 January 2009, Portugal Telecom recognized a deferred income measured at fair value, instead of a provision as previously. As required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, this interpretation was applied retrospectively and, as a result, the following changes were made to the previously reported consolidated statements of financial position as at 31 December 2008 and 2007 and consolidated income statements for the nine and three month periods ended 30 September 2008:

			Euro

		Impacts of
	Prior to IFRIC	IFRIC 13	Restated
Statement of financial position as at 31 December 2007	13 adoption	adoption	statement

Assets
Deferred tax assets	992,880,357	(659,218)	992,221,139
Other assets	12,129,290,529	-	12,129,290,529
Total assets	13,122,170,886	(659,218)	13,121,511,668
Liabilities
Current deferred income	286,056,467	45,894,085	331,950,552
Current provisions	123,340,200	(48,381,701)	74,958,499
Other liabilities	10,630,964,031	-	10,630,964,031
Total liabilities	11,040,360,698	(2,487,616)	11,037,873,082
Equity excluding minority interests	1,338,221,897	1,828,398	1,340,050,295
Minority interests	743,588,291	-	743,588,291
Total shareholders' equity	2,081,810,188	1,828,398	2,083,638,586
Total liabilities and shareholders' equity	13,122,170,886	(659,218)	13,121,511,668

			Euro

		Impacts of
	Prior to IFRIC	IFRIC 13	Restated
Statement of financial position as at 31 December 2008	13 adoption	adoption	statement

Assets
Deferred tax assets	1,031,431,805	1,292,174	1,032,723,979
Other assets	12,681,671,323	-	12,681,671,323
Total assets	13,713,103,128	1,292,174	13,714,395,302
Liabilities
Current deferred income	305,392,739	57,229,630	362,622,369
Current provisions	124,567,576	(52,353,496)	72,214,080
Other liabilities	12,083,322,032	-	12,083,322,032
Total liabilities	12,513,282,347	4,876,134	12,518,158,481
Equity excluding minority interests (i)	235,610,386	(3,583,960)	232,026,426
Minority interests	964,210,395	-	964,210,395
Total shareholders' equity	1,199,820,781	(3,583,960)	1,196,236,821
Total liabilities and shareholders' equity	13,713,103,128	1,292,174	13,714,395,302

(i)

The effect on shareholders’ equity excluding minority interests as at 31 December 2008 includes a positive impact of Euro 1,828,398 as at 1 January 2008 and a negative impact on the net income for the year 2008 amounting to Euro 5,412,358.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	40 / 55

			Euro

		Impacts of
	Prior to IFRIC	IFRIC 13	Restated
Income statement for the nine months period ended 30 September 2008	13 adoption	adoption	statement
Revenues (reduction in services rendered)	5,033,778,427	(10,251,138)	5,023,527,289
Operating expenses (reduction in provisions and adjustments)	4,240,407,908	(4,618,903)	4,235,789,005
Income before financial results and taxes	793,370,519	(5,632,235)	787,738,284
Financial results	(81,394,729)	-	(81,394,729)
Income taxes	(203,013,181)	1,492,543	(201,520,638)
Net income	508,962,609	(4,139,692)	504,822,917
Attributable to minority interests	71,282,566	-	71,282,566
Attributable to equity holders of the parent	437,680,043	(4,139,692)	433,540,351

			Euro

		Impacts of
	Prior to IFRIC	IFRIC 13	Restated
Income statement for the three months period ended 30 September 2008	13 adoption	adoption	statement
Revenues (reduction in services rendered)	1,783,667,134	(277,597)	1,783,389,537
Operating expenses (reduction in provisions and adjustments)	1,472,376,910	3,913,193	1,476,290,103
Income before financial results and taxes	311,290,224	(4,190,790)	307,099,434
Financial results	(8,376,111)	-	(8,376,111)
Income taxes	(88,439,648)	1,110,560	(87,329,088)
Net income	214,474,465	(3,080,230)	211,394,235
Attributable to minority interests	29,710,158	-	29,710,158
Attributable to equity holders of the parent	184,764,307	(3,080,230)	181,684,077

Based on the guidance of IAS 1 Presentation of Financial Statements, and following the adoption of this new accounting policy retrospectively, Portugal Telecom disclosed an additional statement of financial position as at 31 December 2007, which was also restated to reflect the impacts of the adoption of this accounting policy.

In addition to the standards referred to above, other standards and interpretations as well as some minor improvements to several standards became effective in the nine months period ended 30 September 2009, but are not applicable to the Company or had no material impact in its financial statements.

On 27 July 2009, the general shareholders’ meetings of Vivo Participações, Telemig Celular Participações (“TCP”) and Telemig Celular (“TC”) approved a corporate restructuring which consisted of the merger of the shares of TC into TCP and the merger of the shares of TCP into Vivo Participações. Following these operations, the former shareholders of TC and TCP were entitled to receive shares issued by TCP and Vivo Participações, respectively, and TC and TCP became wholly-owned subsidiaries of TCP and Vivo Participações, respectively. This restructuring resulted in a reduction of minority interests amounting to Euro 103,641,467 and did not involve the acquisition or the loss of control of any of the companies, since Vivo Participações already had control of Telemig Celular as at 31 December 2008 and Brasilcel maintained control of Vivo Participações, notwithstanding the dilution of its interest in that company from 63.6% to 59.4%.

The reduction of minority interests amounting to Euro 103,641,467 was recorded as a gain directly in equity, since this transaction did not result in a loss of control and was a transaction between owners in their capacity as owners. Accordingly it was accounted for as an equity transaction.

During the nine months period ended 30 September 2009 and based on the best information available, the Company revised certain accounting estimates related to the economic useful lives of certain terminal equipments and infrastructure assets, adjustments to bad debts and dismantling costs of infrastructure assets. The impact of this reassessment in

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	41 / 55

accounting estimates was recognized in accordance with IAS 8 and net income for the nine and three month periods ended 30 September 2009 was positively impacted by Euro 22.5 million and Euro 8.9 million, respectively.

4.    Segment reporting

As disclosed in Note 3, Portugal Telecom adopted IFRS 8 Operating Segments as from 1 January 2009. The identification of the operating segments based on this new standard is consistent with the segments presented on the annual financial statements as at 31 December 2008, as follows: (i) Wireline (including Retail, Wholesale and Data & Corporate); (ii) Domestic Mobile (TMN); and (iii) Brazilian Mobile (Vivo). As mentioned above, Vivo’s results include the results of Telemig only as from 1 April 2008.

In the nine and three month periods ended 30 September 2009 and 2008, revenues by operating segment and its contribution to Group’s consolidated revenues were as follows:

						Euro

			9M09			9M08
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues

Revenues relating to reportable segments:
Wireline	1,446,391,073	(112,298,435)	1,334,092,638	1,436,326,377	(95,079,206)	1,341,247,171
Domestic Mobile - TMN (i)	1,134,991,210	(43,430,963)	1,091,560,247	1,181,980,675	(61,299,818)	1,120,680,857
Brazilian Mobile - Vivo (ii)	2,262,267,984	(538,539)	2,261,729,445	2,285,338,630	(56,593)	2,285,282,037
Revenues relating to other businesses	657,832,585	(371,857,876)	285,974,709	583,199,260	(306,882,036)	276,317,224
Group consolidated revenues			4,973,357,039			5,023,527,289

						Euro

			3Q09			3Q08
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues

Revenues relating to reportable segments:
Wireline	481,053,621	(39,395,714)	441,657,907	482,620,647	(35,658,664)	446,961,983
Domestic Mobile - TMN (i)	397,856,497	(16,015,210)	381,841,287	409,026,549	(20,071,372)	388,955,177
Brazilian Mobile - Vivo (ii)	819,892,008	(457,526)	819,434,482	853,969,487	(11,720)	853,957,767
Revenues relating to other businesses	235,460,317	(136,535,124)	98,925,193	203,274,907	(109,760,297)	93,514,610
Group consolidated revenues			1,741,858,869			1,783,389,537

(i)    In 2009, TMN’s revenues were negatively impacted by the reduction in mobile termination rates, whose effect amounted to Euro 57 million and Euro 17 million in the nine and three month periods ended 30 September 2009, respectively. This effect more than offset the increase in customer revenues, with non-SMS data revenues continuing to ben an important source of growth.

(ii)   In 2009, Vivo’s revenues were impacted by (1) the negative effect of the depreciation of the Brazilian Real (“Real”) against the Euro, which amounted to Euro 233 million and Euro 61 million in the nine and three month periods ended 30 September 2009, respectively, and (2) the positive effect of the consolidation of Telemig, which amounted to Euro 76 million in the nine months period ended 30 September 2009 and is related to the contribution of Telemig to Vivo’s operating revenues for the three months period ended 31 March 2009. Excluding these effects in both periods, the increase in Vivo’s revenues was driven primarily by continued customer growth.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	42 / 55

In the nine and three month periods ended 30 September 2009 and 2008, the reconciliation between income before financial results and taxes from operating segments and Group’s consolidated net income was as follows:

				Euro

	9M09	9M08	3Q09	3Q08

Income before financial results and taxes relating to operating segments:
Wireline (i)	213,099,662	290,729,341	60,925,376	97,723,050
Domestic Mobile - TMN	352,284,025	342,824,783	120,993,292	122,704,551
Brazilian Mobile - Vivo (ii)	150,055,233	121,128,500	77,962,150	78,735,075
Income before financial results and taxes relating to other businesses	20,829,746	33,055,660	9,613,231	7,936,758
	736,268,666	787,738,284	269,494,049	307,099,434
Minus:
Net interest expenses (Note 6)	219,453,071	191,561,091	74,732,913	76,007,147
Equity in earnings of associated companies, net (iii)	(158,318,833)	(118,677,212)	(56,117,303)	(44,224,525)
Net other financial losses (gains) (Note 7)	48,449,574	8,510,850	36,606,796	(23,406,511)
Income taxes (Note 8)	182,145,990	201,520,638	64,301,915	87,329,088
Consolidated net income	444,538,864	504,822,917	149,969,728	211,394,235

(i)

The decrease in the nine and three month periods ended 30 September 2009 is primarily related to: (1) higher depreciation and amortization costs, mainly related to the revaluation of certain fixed assets (real estate and ducts infraestructure) recorded in 2008; (2) higher post retirement benefit costs, as explained in Note 5; and (3) higher programming and commercial costs related to the roll out of the IPTV service. These effects were partially offset by the reduction in work force reduction program costs, as disclosed in Note 5.

(ii)	The improvement in Vivo’s income before financial results and taxes is basically driven by continued customer growth, as explained above.
(iii)

The increase in equity in earnings of associated companies is primarily explained by the improvement in Portugal Telecom’s share in the earnings of Unitel from Euro 80 million and Euro 31 million in the nine and three month periods ended 30 September 2008, respectively, to Euro 124 million and Euro 43 million in the nine and three month periods ended 30 September 2009, respectively. In addition, in the nine months period ended 30 September 2008, this caption includes a capital gain of Euro 9 million related to the disposal of the investment in Banco Best for an amount of Euro 16 million (Note 12).

5.    Post retirement benefits

As at 30 September 2009, the Company did not obtain an actuarial valuation to recognize post retirement benefits and therefore costs recorded during the nine months period ended 30 September 2009 are based on the 31 December 2008 actuarial study, adjusted by curtailment costs incurred during that period. During the nine and three month periods ended 30 September 2009 there were no change in actuarial assumptions.

As at 30 September 2009, the projected benefit obligations (PBO) of Portugal Telecom’s post retirement benefits related to pensions and healthcare amounted to Euro 3,039 million, and the market value of plan assets amounted to Euro 2,268 million. In addition, Portugal Telecom has liabilities with salaries to suspended and pre-retired employees amounting to Euro 817 million, which are not subject to any legal funding requirement. As at 30 September 2009, Portugal Telecom had unrecognized prior years’ service gains related to unvested rights amounting to Euro 24 million and therefore net benefit obligations recorded in the statement of financial position amounted to Euro 1,612 million. The movements occurred in benefit obligations, net of the market value of plan assets and unrecognized prior year service gains, during the nine month periods ended 30 September 2008 and 2009 were as follows:

				Euro

			Salaries to pre-
			retired and
	Pension	Healthcare	suspended
	benefits	benefits	employees	Total
Balance as at 31 December 2007	458,359,025	(110,790,466)	982,303,081	1,329,871,640
Net periodic post retirement benefits costs (gains)	7,954,410	(7,163,429)	31,928,250	32,719,231
Work force reduction program costs	6,886,950	3,720,357	82,304,963	92,912,270
Net actuarial losses	139,901,152	35,877,910	-	175,779,062
Payments, contributions and refunds	(6,235,742)	3,333,175	(136,290,196)	(139,192,763)
Balance as at 30 September 2008	606,865,795	(75,022,453)	960,246,098	1,492,089,440

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	43 / 55

				Euro

			Salaries to pre-
			retired and
	Pension	Healthcare	suspended
	benefits	benefits	employees	Total
Balance as at 31 December 2008	879,812,824	47,745,643	907,735,413	1,835,293,880
Net periodic post retirement benefits costs	30,345,750	1,393,500	35,475,750	67,215,000
Work force reduction program costs	2,443,534	-	1,634,982	4,078,516
Net actuarial gains	(131,612,334)	(20,497,628)	-	(152,109,962)
Payments, contributions and refunds	(7,840,098)	(7,312,498)	(127,494,133)	(142,646,729)
Balance as at 30 September 2009	773,149,676	21,329,017	817,352,012	1,611,830,705

Certain post retirement benefit plans have a surplus position and therefore are presented separately in the statement of financial position from those plans with a deficit position. As at 30 September 2009 and 31 December 2008, net post retirement obligations were recognized in the statement of financial position as follows:

		Euro

	30 Sep 2009	31 Dec 2008
Pension plans with a deficit position	774,953,569	881,369,850
Salaries to pre-retired and suspended employees	817,352,012	907,735,413
Healthcare plan	21,329,017	47,745,643
Plans with a deficit position	1,613,634,598	1,836,850,906

Pension plans with a surplus position	(1,803,893)	(1,557,026)
	1,611,830,705	1,835,293,880

The detail of post retirement benefit costs in the nine and three month periods ended 30 September 2009 and 2008 is as follows:

				Euro

	9M09	9M08	3Q09	3Q08
Post retirement benefits, net
Service cost	5,118,750	7,815,419	1,706,250	2,604,383
Interest cost	162,226,500	155,373,750	54,075,500	51,790,750
Expected return on plan assets (i)	(98,710,500)	(129,010,500)	(32,903,500)	(43,003,500)
Amortization of prior years service gains	(1,419,750)	(1,459,438)	(473,250)	(529,445)
	67,215,000	32,719,231	22,405,000	10,862,188
Curtailment costs, net (ii)
Work force reduction program	1,634,981	87,604,391	165,934	14,541,984
Termination payments	2,443,535	5,307,879	426,566	348,703
	4,078,516	92,912,270	592,500	14,890,687

(i)    The decrease in expected return on plan assets is mainly related to the reduction in market value of the plan assets occurred in 2008.

(ii)   Curtailment costs incurred during the nine and three month periods ended 30 September 2008 are related to the reduction of 313 and 46 employees, respectively.

Net actuarial gains recorded in the nine and three month periods ended 30 September 2009, which amounted to Euro 152,109,962 and Euro 136,534,478, respectively, and net actuarial losses and gains recorded in the nine and three month periods ended 30 September 2008, which amounted to Euro 175,779,062 and Euro 26,440,952, respectively, relate to the difference between actual and estimated return on plan assets.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	44 / 55

Cash flows relating to post retirement benefits in the nine month periods ended 30 September 2009 and 2008 are as follows:

		Euro

	9M09	9M08

Payments of salaries to pre-retired and suspended employees	127,494,133	136,290,196
Contributions to the funds	5,396,563	927,863
	132,890,696	137,218,059
Healthcare expenses net of refunds	7,312,498	(3,333,175)
Termination payments	2,443,535	5,307,879
	142,646,729	139,192,763

6.    Net interest expenses

In the nine and three month periods ended 30 September 2009 and 2008, this caption consists of (Note 4):

				Euro

	9M09	9M08	3Q09	3Q08
Interest expense
Related to loans obtained and financial liabilities	284,664,714	268,449,553	96,577,236	97,453,278
Other (i)	6,637,728	12,404,799	2,336,795	9,256,655
Interest income
Related to cash and short-term investments	(52,218,618)	(73,664,195)	(16,369,150)	(24,622,149)
Other (i)	(19,630,753)	(15,629,066)	(7,811,968)	(6,080,637)
	219,453,071	191,561,091	74,732,913	76,007,147

(i)    These captions include primarily interest expense and income related to delayed payments and receipts, respectively, and also interest income related to long-term tax receivables of Vivo.

The increase in net interest expenses in the nine months period ended 30 September 2009 reflects primarily the increase in Portugal Telecom’s average net debt (Euro 24 million), following the share buyback programme completed in 2008 and the acquisitions of Telemig and 3G licenses in Brazil, as well as the increase in Portugal Telecom’s average cost of debt (Euro 3 million) due to higher cost of debt in Brazil.

7.    Net other financial losses (gains)

In the nine and three month periods ended 30 September 2009 and 2008, this caption consists of (Note 4):

				Euro

	9M09	9M08	3Q09	3Q08
Free-standing cross currency derivatives (i)	(5,690,132)	(8,218,250)	-	(14,276,717)
Net foreign currency exchange losses (gains) (ii)	4,348,899	4,743,001	6,404,223	(7,991,381)
Other, net (iii)	49,790,807	11,986,099	30,202,573	(1,138,413)
	48,449,574	8,510,850	36,606,796	(23,406,511)

(i)    This caption relates to the change in the fair value of certain cross-currency free standing derivatives. The gains recorded in the nine months period ended 30 September 2009 are primarily explained by the impact of the appreciation of the US Dollar against the Euro until April 2009, when these derivatives were settled, and the gains recorded in the nine and three month periods ended 30 September 2008 are related to the appreciation of the US Dollar against the Euro during those periods.

(ii)   Losses recorded in the nine months period ended 30 September 2009 are mainly related to the impact of the depreciation of the US Dollar against the Euro on assets denominated in US Dollars. The difference between the losses recorded in the three months period ended 30 September 2009 and the gains recorded in same period of last year is primarily explained by the depreciation of the US Dollar in the third quarter of 2009, as opposed to an appreciation in the same period of last year.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	45 / 55

(iii)  This caption includes mainly banking services and commissions, net financial discounts and other financing costs, with the increase occurred in 2009 being largely related to a debt reestructuring in connection with the acquisition of 3G licenses in Brazil, in 2009, and early repayment of certain loans.

8.    Income taxes

During the nine months period ended 30 September 2009, there have been no significant changes in the relevant tax legislations applicable to Portugal Telecom.

In the nine and three month periods ended 30 September 2009 and 2008, the reconciliation between the nominal and the effective income tax is as follows:

				Euro

	9M09	9M08	3Q09	3Q08

Income before taxes	626,684,854	706,343,555	214,271,643	298,723,323
Statutory tax rate	26.5%	26.5%	26.5%	26.5%
	166,071,486	187,181,042	56,781,985	79,161,681
Difference in tax rates	10,352,876	9,845,660	5,231,476	5,959,952
Permanent differences	3,143,809	7,882,726	(607,752)	4,996,304
Increases and reductions in provisions for income tax contingencies	1,546,576	4,685,369	209,136	1,302,407
Recognition of tax losses from previous periods by certain foreign companies	(3,733,148)	-	(225,588)	-
Adjustments to the provision for income taxes of the previous year	(1,070,883)	(7,255,805)	775,289	-
Other	5,835,274	(818,354)	2,137,369	(4,091,256)
	182,145,990	201,520,638	64,301,915	87,329,088
Income tax (Note 4)
Current income tax	174,298,480	184,611,146	64,462,845	53,464,686
Deferred taxes	7,847,510	16,909,492	(160,930)	33,864,402
	182,145,990	201,520,638	64,301,915	87,329,088

The increase in deferred tax assets recorded in the statement of financial position is primarily explained by the impact of foreign currency translation adjustments amounting to Euro 83,665,293, which relate mainly to the appreciation of the Real against the Euro. This increase was partially offset by the tax effect of the net actuarial gains recorded in the nine months period ended 30 September 2009, which was included under the consolidated statement of comprehensive income and amounted to a cost of Euro 40,309,140.

Deferred tax liabilities recorded in the statement of financial position as at 30 September 2009 remained broadly flat as compared to 31 December 2008, with the impact of foreign currency translation adjustments of Euro 19,284,374, basically related to the appreciation of the Real against the Euro, being partially offset by the reduction of the deferred tax liability related to the revaluation of certain tangible assets undertaken in 2008 (Euro 17,395,129). Following the decision in the second quarter of 2009 to transfer certain real estate assets to the pension funds, and in accordance with IAS 12, the deferred tax liability related to the revaluation of these assets was adjusted in order to reflect the manner in which Portugal Telecom expects to recover the carrying amounts of these assets.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	46 / 55

9.   Earnings per share and dividends

Earnings per share for the nine and three month periods ended 30 September 2009 and 2008 were computed as follows:

					Euro
		9M09	9M08	3Q09	3Q08
Net income attributable to equity holders of the parent	(1)	371,942,484	433,540,351	115,850,647	181,684,077
Financial costs related to exchangeable bonds (net of tax effect)		22,577,181	22,285,607	7,550,746	7,452,233
Net income considered in the diluted earnings per share	(2)	394,519,665	455,825,958	123,401,393	189,136,310

Weighted average common shares outstanding in the period	(3)	875,872,500	932,299,623	875,872,500	890,409,557
Effect ot the exchangeable bonds		64,655,172	64,655,172	64,655,172	64,655,172
	(4)	940,527,672	996,954,795	940,527,672	955,064,729
Earnings per share from total operations, net of minority interests
Basic	(1)/(3)	0.42	0.47	0.13	0.20
Diluted	(2)/(4)	0.42	0.46	0.13	0.20

On 27 March 2009, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2008, totaling an amount of Euro 503,626,688 (Note 12), which was paid in April 2009.

On 28 March 2008, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2007, totaling an amount of Euro 533,200,884 (Note 12), which was paid in April 2008.

10.  Tangible and intangible assets

As at 30 September 2009 and 31 December 2008, the balances of tangible and intangible assets are as follows:

		Euro
	30 Sep 2009	31 Dec 2008
Tangible assets	4,770,347,562	4,637,837,013
Intangible assets
Licenses and other rights	2,858,923,753	2,502,274,459
Goodwill	1,101,993,442	942,192,124
Other intangible assets	18,962,839	18,571,533
	3,979,880,034	3,463,038,116
	8,750,227,596	8,100,875,129

The increase in the carrying amount of tangible and intangible assets is primarily explained by capital expenditures incurred in the period amounting to Euro 812,837,884, additional commitments under the terms of TMN’s UMTS license in connection with a programme denominated “e-escolinhas” (Euro 11,500,000), and the positive currency translation adjustments totaling Euro 887,540,376, which relate primarily to the appreciation of the Real against the Euro during the period. These effects more than offset the depreciation and amortization costs of Euro 1,017,962,243 recognized in the nine months period ended 30 September 2009.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	47 / 55

During the nine and three month periods ended 30 September 2009 and 2008, consolidated depreciation and amortization costs, consolidated capital expenditures, and capital expenditures for each operating segment are as follows:

				Euro
	9M09	9M08	3Q09	3Q08
Depreciation and amortization costs
Tangible assets	760,484,634	683,049,879	257,783,353	235,762,225
Intangible assets	257,477,609	260,706,829	91,888,121	98,397,534
	1,017,962,243	943,756,708	349,671,474	334,159,759
Capital expenditures
Tangible assets	663,450,203	622,118,585	272,117,457	305,949,424
Intangible assets	149,387,681	68,669,071	34,856,089	26,446,231
	812,837,884	690,787,656	306,973,546	332,395,655
Other	11,500,000	227,247,162	-	-
	824,337,884	918,034,818	306,973,546	332,395,655

				Euro
	9M09	9M08	3Q09	3Q08
Capital expenditures
Wireline	358,003,500	227,146,185	130,706,182	101,422,042
Domestic Mobile - TMN	106,125,086	127,251,880	48,142,695	47,144,656
Brazilian Mobile - Vivo	292,665,658	294,123,677	101,379,929	165,901,321
Other businesses	56,043,640	42,265,914	26,744,740	17,927,636
	812,837,884	690,787,656	306,973,546	332,395,655
Other	11,500,000	227,247,162	-	-
	824,337,884	918,034,818	306,973,546	332,395,655

The increase in depreciation and amortization costs in the nine and three month periods ended 30 September 2009 over the same periods of last year reflects primarily: (1) the impacts of the consolidation of Telemig and the amortization of intangible assets (telecommunication licenses) recorded as a result of the purchase price allocation of this investment (increase of Euro 28 million and decrease of Euro 6 million, respectively); (2) higher depreciation rates for the CDMA network of Vivo (Euro 50 million and Euro 16 million, respectively), following the acceleration of the GSM network rollout; (3) higher depreciation and amortization costs related to certain assets which were revalued at the end of the second and third quarters of 2008 (Euro 42 million and Euro 11 million, respectively); and (4) higher amortization costs related to the investments in the IPTV service of the wireline business. These effects were partially offset by the impact of the depreciation of the Real against the Euro (Euro 54 million and Euro 13 million, respectively).

The increase in capital expenditures in the nine months period ended 30 September 2009 is primarily explained by:

–                 An increase in the wireline business (Euro 131 million) primarily related to the FTTH rollout, which allows for increased bandwidth for both residential and corporate customers, and investment in IPTV services; and

–                 An increase in Vivo on a constant currency basis of Euro 30 million, which continue to be directed towards (1) increasing network capacity to support the accelerated growth experienced by Vivo, namely in GSM/EDGE, (2) expanding coverage of WCDMA/HSUPA network, (3) continued expansion of coverage in the Northeast states following the launch of the service in October 2008, and (4) continued improvement in network quality to comply with the requirements set forth by the local regulator.

These effects were partially offset by the impact of the depreciation of the Real against the Euro during the nine months period ended 30 September 2009 (Euro 32 million) and by a reduction in capital expenditures from the domestic mobile business (Euro 21 million), mainly due to the investments carried out in 2008 in the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, which resulted in improved quality of mobile voice and data services in Portugal.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	48 / 55

As at 30 September 2009, the Group had assumed commitments for the acquisition of fixed assets and inventories amounting to Euro 149 million and Euro 88 million, respectively.

11.   Debt

As at 30 September 2009 and 31 December 2008, Portugal Telecom’s gross debt amounted respectively to Euro 7,538,804,827 and Euro 6,695,856,370, as follows:

				Euro
		30 Sep 2009		31 Dec 2008
	Current	Non-current	Current	Non-current
Exchangeable bonds	-	703,452,753	-	697,287,341
Bonds	40,307,102	4,018,377,564	879,280,135	2,404,817,408
Bank loans
External loans	423,760,885	1,517,916,469	496,997,045	1,021,160,382
Domestic loans	16,120	-	761,221	-
Other loans
Commercial paper	514,054,925	-	648,626,163	-
External loans	45,048	24,617,705	10,581	159,224,889
Commitments under the UMTS license	-	-	25,457,548	53,988,929
Liability related to equity swaps on treasury shares	178,071,827	-	178,071,827	-
Financial leasings	30,978,292	87,206,137	25,461,736	104,711,165
	1,187,234,199	6,351,570,628	2,254,666,256	4,441,190,114

During the nine months period ended 30 September 2009, the increase in gross debt is primarily explained by:

–                 Eurobonds amounting to Euro 1,000 million issued by PT Finance in April 2009 under the GMTN Programme, with a maturity of 4 years and coupon of 6.0%;

–                 Eurobonds amounting to Euro 300 million issued by PT Finance in February 2009 under the GMTN Programme, through a tap of the 3.75% 2012 bonds issued in 2005;

–                 Fixed rate notes amounting to Euro 250 million issued by PT Finance in July 2009, bearing interest at a coupon of 5.2% and maturing in November 2017;

–                 Non-convertible bonds issued by Vivo Participações in January 2009 amounting to 210 million Brazilian Real (Euro 40 million, corresponding to the 50% consolidated in Portugal Telecom’s statement of financial position as at 30 September 2009), with a maturity of one year and bearing an annual interest rate of 103.6% of the CDI;

–                 The Revolving Credit Facility entered into in 2003 and maturing in February 2011, which the Company was not using at year-end 2008 and under which had used an amount of Euro 250 million as at 30 September 2009;

–                 The Revolving Credit Facility entered into in 2004 and maturing in September 2012, under which the Company had used an amount of Euro 150 million as at 31 December 2008 and Euro 300 million as at 30 September 2009;

–                 The impact of the appreciation of the Real against the Euro in the nine months period ended 30 September 2009 (Euro 190 million).

The effects mentioned above were partially offset basically by (1) the repayment in April 2009 of the outstanding bonds issued by PT Finance in April 1999 amounting to Euro 880 million, (2) the repayment of 88.8% of the outstanding debt obtained from Anatel in 2008 (Euro 174 million), related to the acquisition of 3G licenses by Vivo, and (3) the decrease in the outstanding commercial paper.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	49 / 55

Except for the above mentioned, during the nine months period ended 30 September 2009 Portugal Telecom did not issue any new public bonds or exchangeable bonds, neither has repaid any bonds outstanding as at 31 December 2008. Additionally, Portugal Telecom did not obtain any significant new facilities or issued relevant amounts of notes and the repayments of bank loans and debt were made in line with previous disclosed repayment terms.

The undrawn amount of Portugal Telecom’s committed commercial paper lines (Euro 200 million) and standby facilities (Euro 615 million) plus the amount of cash available in its domestic operations (Euro 1,076 million) totaled Euro 1,891 million at 30 September 2009, as compared to Euro 2,180 million at year-end 2008.

During the nine months period ended 30 September 2009, there were no relevant changes in Portugal Telecom’s covenants related to its indebtedness, which were fully complied with as at such date. Nevertheless, it should be mentioned that some of those covenants relate to the long-term credit rating assigned by the rating agencies to Portugal Telecom, and that Standard & Poor’s raised that rating on 21 April 2009 from BBB- to BBB, with stable outlook, while on 6 February 2009 Fitch improved the outlook of the BBB rating assigned to Portugal Telecom from negative to stable.

12.  Statement of cash flows

(a)         The reduction in the caption “Payments relating to income taxes” is primarily related to the domestic operations, as the last instalment of income taxes related to 2007 paid in May 2008 (Euro 64 million) compares to an amount received in September 2009 (Euro 11 million), as payments on account made during 2008 were higher than the tax payable.

(b)      The caption “Payments relating to indirect taxes and other” includes primarily payments related to the expenses recorded in the income statement caption “Indirect taxes”, which mainly comprises spectrum fees paid by TMN and Vivo, and also payments and collections of Value Added Tax in Portugal.

(c)         These captions include basically cash receipts from the short-term applications matured, net of cash payments from new short-term financial applications entered into. Net cash receipts decreased from Euro 608,229,577 in the nine months period ended 30 September 2008 to Euro 24,506,602 in the nine months period ended 30 September 2009, because as the maturity of most of these applications was reached during 2008 they were converted into cash and cash equivalents, which also explains the higher levels of cash receipts and payments related to short-term financial applications in 2008.

(d)         In the nine months period ended 30 September 2009, cash receipts resulting from financial investments include a cash  advance of Euro 20 million related to the disposal of Médi Telecom, which is conditional upon the approval of the Moroccan telecommunications regulator, as mentioned in Note 1.

During the nine months period ended 30 September 2008, cash receipts resulting from financial investments include primarily Euro 16 million (Note 4) related to the disposal of the investment in Banco Best and Euro 13,426,862 related to the disposal of a 3% stake in Africatel.

(e)         During the nine month periods ended 30 September 2009 and 2008, cash receipts resulting from dividends were as follows:

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	50 / 55

		Euro
	2009	2008
Unitel (i)	60,347,754	-
CTM	17,981,317	15,912,135
Páginas Amarelas	-	2,008,000
Other	757,871	701,538
	79,086,942	18,621,673

(i)     This caption corresponds to the dividends received from Unitel related to the 2007 earnings.

(f)           During the nine months period ended 30 September 2008, cash payments resulting from financial investments include basically an amount of Euro 346,203,049 related to the acquisition of Telemig.

(g)    These captions relate basically to commercial paper and other bank loans which are regularly renewed.

In the nine months period ended 30 September 2009, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to Euro 635,095,463 and relate basically to the new loans and debt entered into by the Group as well as to the related repayments, as explained in detail in Note 11.

In the nine months period ended 30 September 2008, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to Euro 591,705,432, and included primarily: (i) Euro 149 million related to a loan obtained by Vivo from BNDES; (ii) Euro 310 million related to the increase in the level of usage of the short-term commercial paper programme entered into by Portugal Telecom; and (iii) Euro 90 million related to a loan obtained by Portugal Telecom from the European Investment Bank.

(h)         In the nine months period ended 30 September 2009, this caption relates basically to the contribution of the minority shareholders to the share capital increase occurred at Vivo Participações in February 2009.

(i)             In the nine months period ended 30 September 2009, cash receipts and cash payments resulting from other financing activities relate primarily to the settlement of cross currency derivatives by Vivo and by Portugal Telecom, respectively. In the same period of 2008, cash payments resulting from other financing activities relate primarily to the settlement of cross currency derivatives by Vivo.

(j)             During the nine month periods ended 30 September 2009 and 2008, dividends paid were as follows:

		Euro
	2009	2008
Portugal Telecom (Note 9)	503,626,688	533,200,884
Vivo	21,293,974	9,086,118
Cabo Verde Telecom	14,017,718	3,122,356
MTC	10,985,081	-
Africatel	5,100,000	-
Timor Telecom	4,967,775	-
Other	1,677,658	61,138
	561,668,894	545,470,496

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	51 / 55

13. Related parties

a) Associated companies and jointly controlled entities

Balances as at 30 September 2009 and 31 December 2008 and transactions occurred during the nine month periods ended 30 September 2009 and 2008 between Portugal Telecom and associated companies and jointly controlled entities (related to the 50% share not owned by Portugal Telecom in Vivo) are as follows:

						Euro
	Accounts receivable		Accounts payable		Loans granted
Company	2009	2008	2009	2008	2009	2008
Vivo	24,104,294	20,274,591	480,335	584,750	-	-
Other international companies:
Unitel (i)	115,689,964	70,408,010	6,976,178	5,535,356	-	-
Médi Télécom	3,041,337	6,759,993	2,675,195	928,306	77,493,644	75,592,524
Multitel	5,394,664	4,354,231	549,189	333,353	891,295	918,459
CTM	345,667	345,734	67,104	109,829	-	-
Other	2,195,883	2,368,170	498,720	710,472	72,654	76,444
Domestic companies:
Páginas Amarelas	4,642,067	4,615,079	29,195,767	35,578,320	-	-
Caixanet	2,735,105	1,090,811	-	-	-	-
PT-ACS	2,105,572	5,235,755	2,567,476	1,031,713	-	-
Sportinveste Multimédia	836,599	639,844	417,027	-	35,318,668	35,318,668
Other	9,802,957	12,823,802	896,445	2,981,140	7,691,914	7,047,439

	170,894,109	128,916,020	44,323,436	47,793,239	121,468,175	118,953,534

(i)           As at 30 September 2009 and 31 December 2008, this caption includes dividends receivable from Unitel related to its 2008 and 2007 earnings, respectively, amounting to Euro 106 million and Euro 57 million, respectively.

						Euro
	Costs		Revenues		Interest charged
Company	2009	2008	2009	2008	2009	2008
Vivo	1,189,170	-	42,118,647	45,932,115	-	-
Other international companies:
Unitel	8,647,951	7,478,342	13,077,939	10,649,473	16,228	18,062
Médi Télécom	3,669,874	3,516,821	5,033,466	8,537,664	2,550,096	2,265,240
CTM	134,655	100,169	387,134	1,145,779	-	-
Multitel	31,006	-	817,940	561,696	-	-
Other	1,244,414	1,535,012	509,620	1,297,693	-	36,642
Domestic companies:
Páginas Amarelas	45,485,468	48,852,900	2,358,075	2,283,784	-	-
PT-ACS	3,252,368	3,191,377	382,803	462,939	-	-
Sportinveste Multimédia	938,770	960,812	82,117	108,760	153,585	234,716
Caixanet	198	-	6,967,191	8,743,057	-	-
Other	1,149,766	838,693	16,642,096	17,080,171	66,889	53,986

	65,743,640	66,474,126	88,377,028	96,803,131	2,786,798	2,608,646

The terms and contractual conditions in agreements entered into by Portugal Telecom and its subsidiaries with the companies mentioned above are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include mainly:

–                 Call center services rendered by Dedic to Vivo; and

–                 Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for production, publishing and distribution of PT Comunicações’ telephone directories, as well as for selling advertising space in the directories.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	52 / 55

b) Shareholders

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. In addition, Visabeira (a service provider to Portugal Telecom’s wireline business) and Controlinveste (a media company) are also major shareholders of Portugal Telecom. Transactions occurred during the nine months period ended 30 September 2009 and balances as at this date between Portugal Telecom and its major shareholders are as follows (including VAT):

					Euro
	Sales and	Supplies and
	services rendered	services provided	Net interest
	by Portugal	to Portugal	received	Accounts	Accounts
Company	Telecom	Telecom	(paid)	receivable	payable
Visabeira	38,232,982	96,555,172	-	33,969,683	36,220,691
Caixa Geral de Depósitos	26,909,476	3,856,636	(735,044)	6,314,888	124,648
BES	21,110,959	16,107,702	7,428,723	3,354,192	289,931
Controlinveste	514,439	26,621,848	-	963,188	3,181,264
Barclays	265,829	1,957	(9,018,018)	190,276	-

	87,033,685	143,143,315	(2,324,339)	44,792,227	39,816,534

The terms and contractual conditions in agreements entered into by Portugal Telecom and its shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to Portugal Telecom.

In connection with the incorporation of Brasilcel, Portugal Telecom and Telefónica entered into a strategic agreement, which allows Portugal Telecom to acquire up to 1.5% of Telefónica’s share capital and Telefónica to acquire up to 10% of Portugal Telecom’s share capital. As at 30 September 2009, Telefónica held 10.0% of Portugal Telecom’s share capital.

Portugal Telecom entered into a Joint Venture Agreement with Telefónica to manage Vivo and is party to certain international traffic agreements with Telefónica Group companies, which have substantially the same conditions as similar agreements with independent parties.

Pensions and healthcare funds, which were incorporated to cover the Company’s post retirement benefits plans (Note 5), are managed in accordance with an investment guideline issued by Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders, and also investments in real estate rented to the Group. As at 30 September 2009, the total exposure of these investments to Portugal Telecom, BES, Telefónica, Ongoing and Caixa Geral de Depósitos was Euro 292 million, Euro 172 million, Euro 168 million, Euro 76 million and Euro 21 million, respectively.

c) Other

During the nine month periods ended 30 September 2009 and 2008, fixed remunerations of executive and non-executive board members, which were established by the Remunerations Committee, are as follows:

		Euro
	9M09	9M08
Executive board members	2,287,516	2,192,827
Non-executive board members	1,046,232	918,324
Audit Committee	426,785	415,510
	3,760,533	3,526,661

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	53 / 55

Under the terms of the remuneration policy established by the Remunerations Committee, executive board members are entitled to receive annual variable remuneration related to the performance achieved in the year and payable in the following year, and multi-annual variable remuneration for the performance achieved during the term of office and payable at the end of that period. On an annual basis, Portugal Telecom recognizes an accrual for the annual and multi-annual variable remuneration. During the nine month periods ended 30 September 2009 and 2008, executive board members received Euro 2,247,571 and Euro 3,336,953, respectively, related to their performance in the respective previous years. At the end of term of office 2006/2008 and considering the performance achieved during the period, executive board members and the Chairman, who served as an executive board member during 2006 and 2007, received in total Euro 3,799,101 of multi-annual variable remuneration.

Following the changes in corporate governance occurred in the second quarter of 2008, the Chairman no longer has the function of Chief Executive Officer.

In addition to the above mentioned remunerations, executive board members are also entitled to fringe benefits that are primarily utilized in their daily functions, in connection with a policy defined for the Group, and some of them are also entitled to post retirement benefits under the plans of PT Comunicações.

During the nine month periods ended 30 September 2009 and 2008, fixed remuneration of key employees of Portugal Telecom’s management amounted to Euro 5,066,995 and Euro 5,892,928, respectively, and variable remuneration amounted to Euro 4,027,038 and Euro 4,045,175, respectively.

One of Portugal Telecom’s non-executive board members is also executive director of “Heidrick & Struggles - Consultores de Gestão, Lda”, which on the normal course of business rendered consultancy services to Portugal Telecom during the nine months period ended 30 September 2009, amounting to approximately Euro 1.4 million (excluding VAT).

14. Litigation

Except for the legal proceeding mentioned below, there were no relevant changes during the nine months period ended 30 September 2009 regarding the claims, legal actions and tax contingencies against certain subsidiaries of the Group, which were disclosed in Portugal Telecom’s last annual report.

Portugal Telecom was notified of the Portuguese Competition Authority’s decision in the misdemeanour proceedings no. 05/03 further to which the Authority imposed a fine of Euro 45,015,524 for an alleged abuse of dominant position relating to the application, between 22 May 2002 and 30 June 2003, of the versions 11 to 15.9 of the wholesale offer “Rede ADSL PT”.  On 29 September 2009, Portugal Telecom appealed to the Commerce Court of Lisbon. This appeal suspends the decision of the Portuguese Competition Authority’s decision. Portugal Telecom disagrees of the decision taken and understands that, even if a sanction would be justified, which is not the case, the fine imposed exceeds in an absolutely incomprehensible manner the maximum limit allowed by the applicable legal framework. Therefore, based on the opinion of its internal and external legal counsel, Portugal Telecom did not record any provision for this matter.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	54 / 55

15. Subsequent events

On 20 October 2009, Vivo Participações issued non-convertible bonds amounting to 810 million Brazilian Reais (Euro 158 million, corresponding to Portugal Telecom’s 50% share), with a maturity of 10 years and and bearing an annual interest rate of 108% of the CDI.

On 2 November 2009, Portugal Telecom issued Eurobonds amounting to Euro 750 million, with a maturity of 10 years and coupon of 5.0%.

PORTUGAL TELECOM | Consolidated Report | First nine months 2009	55 / 55

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2009

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.